Exhibit 1

Interim Report Q2 2016

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2016	2015	2016	2015

TOTAL (MILLIONS)

Revenues	$5,973	$4,923	$11,191	$9,319

Net income	584	1,199	1,220	2,637

Funds from operations	637	520	1,340	1,077

PER SHARE

Net income	$0.15	$0.62	$0.38	$1.35

Funds from operations	0.62	0.50	1.30	1.04

Dividends[1] – cash	0.13	0.12	0.26	0.23

Dividends[1] – special	0.45	—	0.45	—

1.	See Corporate Dividends on page 21

AS AT	Jun. 30, 2016	Dec. 31, 2015

TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)

Assets under management	$243,479	$227,803

Consolidated results

Balance sheet assets	156,543	139,514

Equity	64,539	57,227

Diluted number of common shares outstanding	1,004.3	1,003.3

Market trading price per share – NYSE	$33.07	$31.53

Note: See “Use of Non-IFRS Measures” on page 7

Q2 2016 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Overview

Operating results were ahead of last year. Fee related earnings grew by 50% and most of our businesses benefitted from acquisitions, growth initiatives and improved operating performance.

Fundraising continues to be strong. We completed the final close for our flagship funds, raising $27 billion in aggregate – the largest amount of capital we have closed for a series of funds. We also closed on $2 billion of capital in other funds and $5 billion of capital for co-investments and joint venture arrangements. This increased total assets under management to approximately $250 billion and fee bearing capital to $108 billion.

With the continued growth in fee bearing capital, our asset management results grew, both quarter over quarter and sequentially. Total annualized fees plus carry increased to more than $2 billion, and our run rate of annual fees to $1.2 billion. With recent fundraising, this should continue to grow in the coming years.

Brexin or Out

While the outcome of the UK vote was a surprise, our view is that the UK will thrive, but the process of getting there will not be a straight line. As long-term value investors who have seen many periods of stress in both companies and countries, we believe these situations often present opportunities to earn greater returns than might otherwise be possible. The important point to remember, though, is that one must take a long-term view and be prepared to withstand bumps along the way.

In preparation for Brexit, we increased our financial hedges on the currency to approximately 80% of our total asset values. We naturally finance our UK assets in UK pounds, so this was 50% of the “hedge.” In addition to that, we sold £6 billion through financial contracts across our funds and listed partnerships to protect the rest of our assets. This ranged from 100% hedges in our private funds to 60% to 90% in our listed partnerships. We would have done more, but the size was large and the financial hedges have cash settlement requirements, so we are always wary of that risk.

Our net balance sheet exposure was roughly US$1.5 billion, in the context of balance sheet equity of $35 billion. We still have the contracts on, but as the markets settle out we will likely take many of these off.

We have 12 businesses in the UK, with approximately $25 billion of assets and 12,000 people. Some of these businesses will not likely be affected by Brexit, and some may possibly benefit. For example, we own a short stay resort business that provides vacation accommodation to those who don’t own a vacation home. A big part of our competition in this business is foreign vacation travel; however, with the currency down, we will have a new competitive advantage. We also provide student housing in the UK, and with a weaker currency, the UK should be more attractive to foreign students.

The business we own that will have the most uncertainty for a while is our UK office property business. We rent space to major corporations, many of which are global. Uncertainty about the future of their business model in the UK is definitely not helpful to long term planning. The good news is that we have time, as the vast majority of our properties are fully leased on very long leases with very high quality tenants. Even our developments are mostly fully let to strong tenants. Our issue therefore isn’t the next 10 years, it is the long-term business framework for London.

In this regard, our belief is that London will continue to be a very important centre of global commerce. It is centrally located, has a sound rule of law, a culture that respects capital, a free enterprise system, English as the primary language, a favourable tax regime for foreign companies and individuals, and is a city in which people like to live. In addition, moving corporate operations is extremely disruptive and expensive, and there is no natural alternative in the European Union. This is why London was a global centre before the vote, and why we believe it will continue to be a global centre of commerce over the long term.

While we would not have chosen to have the UK in this situation, we believe they will either (1) negotiate an acceptable deal with the EU and life will go on; (2) establish itself as a large “Singapore” sitting adjacent to one of the largest three trading blocks in the world; or (3) everyone will get tired of years of negotiations and “Leave” will just fade away, with some alterations to the current situation. We believe any of these outcomes will work over the long term.

Lastly, UK interest rates recently decreased and will likely soon go even lower as a result of the above situation and pressures from EU rates. While most people predict that real estate values will go down in London, we believe that once all this settles out, due to investors’ thirst for yield, quality properties with assured income may well be valued higher than they were prior to Brexit.

Negative Interest Rates

In this similar regard, there are now more than $10 trillion of bonds globally which are yielding negative returns. Many who own these bonds acquired them years ago and have therefore made excellent capital returns by riding these bond yields into negative territory. In addition, they continue to receive 1%, 2% or 3% coupons on the bonds until maturity, so many continue to hold onto these positions.

Over the next number of years, as most of these bonds mature, institutions will be forced to look for new options for much of this $10 trillion of cash, as few will invest the proceeds into new bonds with negative yields. There are only four places in the world for most of this capital to go: (1) U.S. treasuries; (2) corporate and asset backed bonds; (3) equities; and (4) real assets.

2	BROOKFIELD ASSET MANAGEMENT

As many of the institutions that own these negative yield bonds have requirements to hold government rated securities, it is likely that a significant portion of this capital will be utilized to buy U.S. treasuries. As a result, there should continue to be a robust bid for U.S. Treasuries for a long time. This should result in the 5 to 10-year treasury yield curve being flatter than would otherwise ever been imagined, even if the Federal Reserve begins to increase short rates.

For illustrative purposes, it is possible that 50%, or a further $5 trillion, could recirculate out of negative yield European and Japanese bonds into U.S. Treasuries. The treasury market, while very large and liquid, is approximately $15 trillion in size. This will therefore have a significant impact for years unless negative bond yields reverse in the EU and Japan.

The balance of this cash will have to go to corporate and asset backed credit, equities – and increasingly, real assets. Despite the large size of these sectors globally, a further $5 trillion is a great deal of capital. Real assets, predominantly real estate and infrastructure, are among the safest long duration investments for earning decent returns in the context of the above. As a result, we believe we will continue to see substantial capital flow into real assets, which should further enhance the overall positive environment for our business.

Price versus Value

Value investing is, in essence, the arbitrage between “Price” and “Value.” The goal of a value investor is to arbitrage price differentials between the Price put on assets, whether that be in the public or private market, and the Value of those assets. Unlike classic arbitrage, however, value investing is not risk free, and profits are not instantaneous or certain. And while simple to understand, it takes years to develop the discipline, patience and judgment required to successfully implement a value investing strategy.

We are great believers that over the longer term, the Price of a security will equal its Value. However, in the short term, for many reasons, Price often does not equal Value. Investors in the stock market, of course, have a daily mechanism to determine the Price of assets which are quoted. For private investments, the Price is not quoted daily, but is influenced heavily by the supply and demand of capital.

Price is more difficult to ascertain in the private markets – particularly during periods of market volatility, and it can be higher or lower than long-term values. This is usually dependent on supply and demand of capital, which is in turn influenced by investor attitudes. In robust markets, there is generally more capital than there are assets. This forces the Price higher, even to the point where it exceeds Value. In stressed markets, if a sale is necessary, the Price can be much lower than Value. The 20% post-Brexit mark-downs offered to retail investors in UK property funds for liquidity is an example of this.

Inversely, we are often asked how it is that we are able sell assets above our IFRS values. The answer usually lies in the fact that we only try to sell assets in robust capital environments, catching the window where Price is greater than our view of Value.

In summary, Price is merely a function of the supply and demand characteristics for capital that is looking to be invested in a sector of the market, or in a specific asset or stock. Price is often influenced by topical news of the day, market sentiment, availability of capital, and other factors that may or may not have any relevance to the Value of a specific security.

Value, on the other hand, is the net present value of the future cash flows of a business or asset, based on assumptions for future growth and discounted at the appropriate risk rate for that particular investment strategy. The difficulty in ascertaining Value is that there is no absolute value for anything, so there will always be a wide range of views over an asset’s growth profile and the appropriate discount rate. The experience and discipline we have in determining these factors for real assets is one of the key attributes of our franchise.

Utilizing our Competitive Advantages

Often transactions don’t work out exactly the way we think they will. Sometimes they work out better, sometimes worse. When they work out worse, we usually need to work a lot harder and utilize our competitive advantages to turn around situations that otherwise might impair an investment.

As an example, in 2007 we acquired a mezzanine loan backed by a group of hotels in Germany. The senior loan was €470 million and the mezzanine loan was €170 million. The loans were senior to the €150 million of equity invested.

Fast forward to 2009. Our borrower defaulted on the loans and chose to walk from the investment. We made the decision to stay with it, and worked through German insolvency courts to ensure we could retain our investment and take over management of the portfolio. We committed to buy out other bondholders and converted our original mezzanine loan and €50 million of further cash into a 50% equity interest in the hotels. We then raised a €325 million first mortgage on the properties to complete the buyout of the other investors.

Our original underwriting was correct, and these hotels performed extremely well despite the crisis. We reworked some of the properties and prepared redevelopments for the future. We also were fortunate that quantitative easing in the Eurozone drove cap rates down and values up.

Recently we completed the sale of the portfolio for more than €800 million. After repayment of the senior mortgage, net proceeds for our half was $265 million. Our new money earned 3 times capital, or a 100% IRR since commitment. All told, this was 2.1 times our original loan with a compound IRR since the original capital outlay eight years ago of 13%.

Overall, we were only able to turn this investment around because: (1) we had capital and the conviction to commit when few others did; (2) we had people who understood the situation and were able to work through the insolvency court; and (3) we had an operating business to rework the portfolio. In the end we turned a tough situation into a positive outcome, but only because of our significant management and financial resources.

Q2 2016 INTERIM REPORT	3

Transaction Sourcing

We often acquire assets through “off-market” means. This enables us to find transactions that are not generally available to most others, and allows us to avoid auctions much of the time. This usually means that over the longer term we can be disciplined with our capital and are also able to earn returns in accordance with our goals.

Off-market to us means the following: (1) we have significant capital to deploy in the sectors we operate in and as a result, when a seller considers who might buy their large asset, we are usually at the top of the list because as transactions get larger, that list gets shorter; (2) we operate in many markets with a global footprint, and when markets are out of favour we are usually there with a bid; and (3) we have operating capabilities and a reputation that often enable us to bring more to a deal than just capital; this allows us to underwrite with speed and certainty, and find additional value from an asset.

As an example, during the first quarter we acquired 50% of a development site in Washington, D.C. with a developer who had done a fantastic job assembling the site, preparing it for development and finding a very high quality tenant for most of the space. The developer felt it would benefit from our scale and experience in completing large scale developments of this nature. With our backing, the tenant signed its lease, the lenders financed the project and we are under construction today. We should earn excellent returns on our capital, which again is possible because of our reputation, our operating capabilities and our financial strength.

As a second example, we have been working to acquire a natural gas pipeline business in southern Brazil from Petrobras. This transaction, if completed, will involve a very large commitment of capital and a sophisticated operating business in a country that is under considerable stress. We have exclusivity to complete this transaction and are thrilled to be involved with this asset. We have this opportunity because we have the capital, deep knowledge of Brazil, and expertise to diligence and operate a natural gas pipeline. As a result, we believe odds favour good long-term returns.

Our business is based on utilizing our competitive advantages to source transactions, followed by working the assets we acquire to enhance the returns over those that might otherwise result without our resources. In total, these advantages should enable us to earn greater returns, and as these enhanced returns compound over time, they can meaningfully add value to those we invest on behalf of.

Performance Across Our Business

Asset Management

Assets under management in the quarter grew to approximately $250 billion. Fee bearing capital increased by 15% to $108 billion. Combined, base fees and target carry now generate an annualized run-rate of over $2.0 billion. Along with the larger scale of our operations, our profitability as a manager continues to increase due to the relatively fixed base of costs we have. In this regard, fee related earnings grew by 50% to $191 million in the quarter and we continue to also generate carried interest on capital deployed in our funds.

AS AT AND FOR THE TWELVE MONTHS ENDED JUNE 30 (MILLIONS)	Q2’12	Q2’13	Q2’14	Q2’15	Q2’16	CAGR
Total assets under management	$158,280	$183,498	$191,803	$217,948	$243,479	11%
Fee bearing capital	56,001	78,270	81,233	93,955	108,312	18%
Annual run rate of fees plus target carry	610	997	1,119	1,430	2,011	35%
Fee related earnings (LTM)	132	240	341	440	660	50%

We completed several milestones during the last year, establishing the next phase of growth across our portfolio. Fundraising was closed for our most recent series of flagship private funds, including our infrastructure fund at $14 billion, our real estate fund at $9 billion and our private equity fund at $4 billion. All three of these funds surpassed their fundraising targets and are double or more the size of their predecessor funds. We are thrilled to welcome approximately 150 new investors into our franchise, who contributed more than $9 billion of capital, and greatly value our existing investors who committed a further $11 billion of capital.

We completed the launch of Brookfield Business Partners (BBU) during the quarter, providing you a special distribution, which in turn enabled us to establish the publicly traded equity base of this entity. The spin-off of BBU completes the fourth pillar of our strategy and provides investors with the ability to invest more directly in the businesses within our private equity group. We are confident that we can grow BBU and provide enhanced returns for our shareholders, both through their holdings of BBU and the additional fees that we will earn for managing the business over time.

The continued build out of our four listed partnerships, as well as our flagship private funds, provides us with access to significant capital and puts us in a position to complete transactions that each of these entities might not otherwise be able to do on their own. We believe this is key to our success as an asset manager, and has laid the foundation for us to expand our investment capabilities to match the increased demand for real assets.

Brookfield Property Group

Our property group generated company FFO of $362 million, of which our share was $275 million. FFO continues to benefit from the contribution of new investments made over the past twelve months and additional income from recently signed leases in our core office portfolio.

4	BROOKFIELD ASSET MANAGEMENT

The majority of our investment markets are strong. New York has continued to display favourable real estate fundamentals and activity has been healthy. Toronto has improved significantly over the last year. Our Berlin portfolio has attracted several new tenants and we increased the office occupancy by more than 20% in less than a year. Sydney continues to attract investment capital from both domestic and offshore buyers, and while London was extremely strong prior to Brexit, it is still too early to tell what the short-term effects will be.

Our U.S. mall portfolio continues to perform well and we are positioned to realize high single-digit FFO growth for the next few years. We remain focused on redeveloping properties, primarily converting department stores that paid nominal rents into rent paying “inline” stores. Strong retailers are continuing to integrate e-commerce into their businesses and occupancy in our malls is over 96%.

We continue to take advantage of strong demand for high quality real estate through capital recycling, selling core assets at attractive values and redeploying this capital into new investments. In the second quarter we sold core office assets across the U.S., Europe and Australia, raising net proceeds of over $1 billion, bringing our total to $1.5 billion for the year. We also commenced a similar strategy in our core retail business, selling a partial interest in Fashion Show mall in Las Vegas for net proceeds of approximately $0.8 billion.

We deployed capital in opportunistic strategies, including approximately $600 million on the privatization of a U.S. regional mall business in early July. We have begun integrating this business within the broader scope of the organization and believe there is significant opportunity to unlock value that was not possible for it as a standalone public company. We acquired a large residential rental communities business in the U.S. investing nearly $600 million of equity. Although this sector has consistently achieved above-average earnings growth, it has been a fragmented industry with a lack of well-capitalized institutional owners. We also made further investments in the self-storage, student housing, the hospitality sectors and an office portfolio with equity investments of nearly $600 million.

Brookfield Renewable Group

Our renewable power business generated FFO of $80 million, of which our share was $37 million. After experiencing strong generation in the first three months of the year, the second quarter brought continued improvement in hydrology in Brazil, but lower inflows across several of our North American watersheds. New assets helped offset this impact, but we still fell short of levels expected. The good news, though, is that most of our reservoirs are now near expected levels and are well positioned to capture premium summer pricing.

We acquired an additional interest in our 3,000 megawatt Colombian hydroelectric portfolio during the quarter, increasing our interest in the company to 84%. We expect to complete the acquisition of the remaining interest in this $2.7 billion business later in the summer. We also completed the acquisition of a 296 megawatt hydroelectric portfolio in Pennsylvania, which complements our existing hydro fleet in the northeastern U.S.

These acquisitions build upon our recent growth of almost 1,500 megawatts of high quality hydro in the northeastern U.S., for an aggregate equity investment of nearly $2 billion. These assets have been acquired during a historically low power price environment, and provide stable cash flows today with significant potential upside if we can eventually sign long-term contracts at prices approximating those required to incentivize continued investment in utility-scale power generation.

We continue to advance the construction of 127 megawatts of hydroelectric and biomass development projects in Brazil, as well as 29 megawatts of wind projects in Ireland. These projects are expected to generate over 700 gigawatts annually, with commissioning anticipated between 2016 and 2018.

Finally, we continue to expand on our energy marketing strategy to position our hydro portfolio as an attractive and significant source of clean power complementing wind and solar development. We are pursuing contracting opportunities in a number of markets and expanding our outreach to corporate buyers who are becoming a more influential market for the procurement of renewable power.

Brookfield Infrastructure Group

Our infrastructure group generated FFO of $279 million in the quarter, of which our share was $111 million. Results were strong and reflected contributions from an increased interest in our U.S. pipeline operations. FFO on a ‘same-store’ constant currency basis increased by 11%, driven by the growth of new in-place connections and newly installed smart meters in our UK regulated distribution business.

We continue to grow our infrastructure business through internal growth projects and acquisitions. We have a strong pipeline of projects, with almost $2 billion in the queue that we expect to be deployed within the next 36 months.

During the second quarter, we acquired an interest in a portfolio of urban toll roads in Peru and increased our stake in our Brazilian toll road business, investing over $500 million of capital. In addition, we recently progressed two transactions that will significantly expand our utilities operating group.

As mentioned earlier, we are progressing the acquisition of a controlling stake in Brazil’s critical natural gas transmission infrastructure. Separately, we were recently awarded a portfolio of greenfield transmission lines and are now in discussions with several sellers to acquire operating assets to establish a business with substantial scale in the country. These are long-life, 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework. With approximately 2,800 km of greenfield projects underway in Brazil and 10,000 km of transmission lines in Chile, we are an industry leader in the South American transmission sector.

In addition to these ongoing investment initiatives, we recently completed the previously announced acquisition of a large gas storage business, investing $440 million. We are also very close to completing the acquisition of an Australian logistics company, having recently cleared all regulatory and shareholder approvals and are on track to completing this transaction in the coming weeks.

Q2 2016 INTERIM REPORT	5

Brookfield Private Equity Group

Our private equity operations generated FFO of $97 million in the quarter. These results were generated by our wholly owned operations. Going forward the results will be both from our wholly owned operations, and from Brookfield Business Partners, which is now 79% owned by us.

Our building products operations have shown continued strong performance, both from higher OSB prices and shipment volumes compared to this time last year. Our U.S. land and housing development operations had a good spring selling season, while Canada was relatively stable due to strong results in the east, offset by weakness in Alberta due to reduced activity in the oil and gas sector. In Brazil, we believe we have seen the bottom of the market in condominium sales and have recently started new launches of projects in our operations. With our financial capacity, we believe we can emerge as one of the leaders in the years ahead.

We continue to make progress in our business services operations and recorded strong results. Our construction business achieved significant year-over-year growth and we have a record backlog of projects. As part of our growth strategy within our facilities management operations, we signed agreements to acquire two businesses, adding over 50 million square feet of facilities under management. We marked key milestones, entering the large U.S. market and obtaining expertise to manage data centres which, given cloud storage, should continue to be a growth market for a long time.

While the current commodity environment is causing some challenges for certain of our existing operations, we are redoubling our efforts to position our operations to flourish as commodity markets recover. Our energy business in Western Australia was a bright spot and has continued to generate meaningful cash flow as we substantially contracted our oil and gas production when we acquired the business.

We are focused on investing our private equity fund as well as looking for exceptional long-term businesses to combine into Brookfield Business Partners. We believe we can offer management teams a home for their businesses, and this should be a compelling proposition to many.

Closing

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

August 12, 2016

6	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended June 30, 2016. This MD&A should be read in conjunction with our 2015 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	22	Capitalization	37
Economic and Market Review	9	Summary of Results by Operating Segment	23	Liquidity	41
				Review of Consolidated Statement of Cash Flows
PART 2 – Financial Performance Review		Asset Management Property	24 28		43
Selected Financial Information	10	Renewable Power	30	PART 5 – Additional Information
Financial Performance	11	Infrastructure	31	Accounting Policies and Internal Controls
Financial Profile	16	Private Equity	33		44
Summary of Quarterly Results	19	Residential Development	34	Management Representations and Internal Controls
Corporate Dividends	21	Corporate Activities	35		45

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial and operating measures on pages 36 to 38 of our December 31, 2015 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 45.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q2 2016 INTERIM REPORT	7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with approximately $250 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity. We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets.

We earn asset management income including base management fees, carried interests and other forms of performance income for doing so. As at June 30, 2016, our listed partnerships, managed funds and public securities portfolios represented $108 billion of invested and committed fee bearing capital. This capital includes public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and also portfolios of managed listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients by investing alongside them and have $30 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.

Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.

Organization Structure

Our operations are organized into five operating business groups. Our property, renewable power, infrastructure, private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

Our balance sheet capital is invested primarily in our four flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”); and Brookfield Business Partners L.P, (“BBU” or “Brookfield Business Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our property, renewable power and infrastructure segments. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

During the second quarter, we completed the formation of Brookfield Business Partners by way of a special dividend to shareholders, which is the primary vehicle through which we own and operate the majority of the industrial and services businesses of our private equity business group. We distributed a 21% interest in BBU to shareholders on June 20, 2016 with Brookfield retaining a 79% interest of this business.

8	BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW

(As at August 11th, 2016)

Developed market central banks have turned more accommodative ahead of potential headwinds stemming from Brexit. The Bank of England recently cut its policy rate by 0.25%, the European Central Bank may extend its quantitative easing program, and the forecasted pace of U.S. rate hikes has slowed, but they will proceed. This has pushed bond yields lower and buoyed equity markets. Brazil’s recession appears to be easing and we expect the situation to continue improving. Many commodity exporters saw their currencies stabilize in the second quarter after a weak start to the year. The economic outlook for the primary geographies in which we operate is as follows:

United States: U.S. real Gross Domestic Product (“GDP”) grew by 1.2% in the second quarter, as an inventory correction continues to weigh on headline growth. Household spending surged in the quarter, but lower investment offset some of the growth. The labour market remains strong, with the unemployment rate falling below 5% and real wages rising by 2%. Labour market tightness will help push inflation back towards the Fed’s 2% target, and will support the resumption of interest rate hikes. The U.S. should continue to grow by 2 to 3% this year.

United Kingdom: UK real GDP grew by 2.2% in the second quarter, but is expected to slow in the coming months as the Brexit vote leads to a slowdown in investor and consumer confidence. Longer-term, the impact of the vote is unclear and depends on future agreements between the UK and the EU. The Bank of England announced a comprehensive easing package to support the economy, including a 0.25% interest rate cut and additional sovereign and corporate bond purchases.

Brazil: Brazil’s economy contracted an estimated 3.6% in the second quarter versus 5.4% in the first quarter. After eight quarters of contraction, the economy appears to be on the path to recovery as the decline in investment slows and net exports continue to grow. Falling inflation will provide scope for the central bank to begin lowering interest rates in the coming months, which will be supportive of a recovery. While the political situation remains precarious, it is unlikely to interrupt the rebound.

Australia: Australia is estimated to have grown by 3.2% in the second quarter, driven by steady household consumption and rising export volumes from recently-completed mining projects. However, the positive boost from exports is being largely offset by the fall in resource investment, as the next set of projects are being cancelled or delayed due to weak prices.

Canada: The Alberta wildfires played a major role in real GDP contracting by an estimated 1.3% in the second quarter, as oil production was temporarily shut-in. The Canadian dollar rebounded along with oil prices to a high of 80 cents versus the USD in late April, before falling back to 76 cents recently as oil retraced some of its gains. Net export volumes continue to trend higher as the weak dollar boosts exports and curbs imports.

Europe: Real GDP in the Eurozone grew by 1.6% in Q2, driven by household spending. Germany and France continued to grow at 1.5%, while Portugal and Italy slipped below 1%. Spain and Ireland outperformed, growing by an estimated 3.1% and 6.0%, respectively. Slow demand growth is a challenge for policymakers, as high debt levels preclude the use of fiscal stimulus to boost growth at a time when monetary policy is already very accommodative.

China: China reported real GDP growth of 6.7% in the second quarter. A boost in credit growth helped stimulate the economy, leading many key sectors to break out of their recent slumps, including steel demand and construction starts. While the credit growth is boosting investment and GDP growth, it is undermining the desired economic transition away from investment-driven growth.

Q1 2016 INTERIM REPORT	9

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

CONDENSED STATEMENT OF OPERATIONS	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2015	Change	2016	2015	Change

Revenues	$5,973	$4,923	$1,050	$11,191	$9,319	$1,872

Direct costs	(4,330)	(3,595)	(735)	(7,978)	(6,601)	(1,377)

Gross margin[1]	1,643	1,328	315	3,213	2,718	495

Other income and gains	31	12	19	66	12	54

Equity accounted income	435	603	(168)	587	870	(283)

Expenses

Interest	(815)	(725)	(90)	(1,582)	(1,426)	(156)

Corporate costs	(25)	(29)	4	(48)	(58)	10

Fair value changes	65	70	(5)	417	1,183	(766)

Depreciation and amortization	(516)	(428)	(88)	(997)	(829)	(168)

Income taxes	(234)	368	(602)	(436)	167	(603)

Net income	584	1,199	(615)	1,220	2,637	(1,417)

Non-controlling interests	(399)	(554)	155	(778)	(1,263)	485

Net income attributable to shareholders	$185	$645	$(460)	$442	$1,374	$(932)

Net income per share	$0.15	$0.62	$(0.47)	$0.38	$1.35	$(0.97)

1.	Gross margin is defined on page 11

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation	$577	$230	$347	$1,892	$(1,521)	$3,413

Financial contracts and power sales agreements	(150)	182	(332)	(264)	76	(340)

Equity accounted investments and other	168	101	67	133	43	90

Taxes on above items	(26)	15	(41)	45	(30)	75

Other comprehensive income (loss)	569	528	41	1,806	(1,432)	3,238

Non-controlling interests	(358)	(151)	(207)	(1,204)	1,053	(2,257)

Other comprehensive income (loss) attributable to shareholders	$211	$377	$(166)	$602	$(379)	$981

Comprehensive income attributable to shareholders	$396	$1,022	$(626)	$1,044	$995	$49

BALANCE SHEET INFORMATION

(MILLIONS)	Jun 30, 2016	Dec. 31, 2015	Change

Consolidated assets	$156,543	$139,514	$17,029

Borrowings and other non-current financial liabilities	73,172	65,420	7,752

Equity	64,539	57,227	7,312

Dividends declared for each class of issued securities for the first six months of the three most recent years are presented on page 21.

10	BROOKFIELD ASSET MANAGEMENT

Foreign Currency Translation

The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE PERIODS ENDED JUN. 30	Period-end Spot Rate			Average Rate Three Months Ended			Average Rate Six Months Ended
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Australian dollar	0.7451	0.7287	2%	0.7457	0.7780	(4)%	0.7344	0.7823	(6)%
Brazilian real	3.2103	3.9604	19%	3.5075	3.0684	(14)%	3.7010	2.9577	(25)%
British pound	1.3313	1.4736	(10)%	1.4350	1.5332	(6)%	1.4336	1.5241	(6)%
Canadian dollar	0.7737	0.7227	7%	0.7762	0.8136	(5)%	0.7529	0.8102	(7)%

As at June 30, 2016, our IFRS net equity of $21.6 billion was invested in the following currencies: United States dollars – 44%; British pounds – 14%; Brazilian reais – 14%; Australian dollars – 13%; Canadian dollars – 8%; and other currencies – 7%. From time to time, we utilize financial contracts to adjust these exposures.

Currency exchange rates relative to the U.S. dollar at the end of the second quarter of 2016 were higher than December 31, 2015 for most of our significant non-U.S. dollar investments, other than the British pound which impacts the carrying values of the assets and liabilities from our subsidiaries or investments in these regions. Average currency exchange rates on the other hand, were lower than the 2015 period, which reduced the U.S dollar equivalent of revenues, expenses and equity accounted earnings from our non-U.S. operations on a comparative basis.

FINANCIAL PERFORMANCE

Overview

Net income for the three months ended June 30, 2016 was $584 million, or $0.15 per share, representing a decrease of $615 million from the prior year quarter. The contribution from operational improvements across our businesses, new investments and completed developments increased revenues by 21%. The benefit of these increases in net income were more than offset by a higher income tax expense in the current quarter, as the prior period included a one-time deferred income tax recovery of $464 million. We also recognized a $280 million decrease in aggregate fair value changes, of which $5 million was through consolidated entities and $275 million was through equity accounted investments, primarily as a result of lower appraisal gains in our investment properties.

Net income for the six months ended June 30, 2016 was $1,220 million compared to $2,637 million in the prior period. The $1,417 million decrease in net income on a six-month basis was primarily the result of the factors noted above during the last three months, as the prior period included an additional $1,250 million of consolidated and equity accounted fair value changes.

Statement of Operations

Revenues and Gross Margin

The following table presents consolidated revenues and gross margin, which we have disaggregated into our operating segments, in order to facilitate a review of variances between 2016 and 2015. Gross margin is calculated as revenue less direct costs as presented in our Consolidated Statement of Operations. Acquisitions, dispositions, changes in the basis of presentation such as between consolidation or equity accounting following changes in control can impact revenues and direct costs concurrently as well as foreign currency fluctuations; accordingly analysis of revenues less direct costs (i.e. gross margin) on a segmented basis can facilitate analysis by presenting the net impact of these items.

	Revenues		Gross Margin		Change
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015	Revenues	Gross Margin

Asset management	$302	$253	$195	$146	$49	$49

Property	1,697	1,340	860	677	357	183

Renewable power	617	443	352	306	174	46

Infrastructure	554	537	310	304	17	6

Private equity	2,532	2,100	212	119	432	93

Residential development	565	509	8	20	56	(12)

Corporate activities	64	27	45	24	37	21

Eliminations and adjustments[1]	(358)	(286)	(339)	(268)	(72)	(71)

Total consolidated	$5,973	$4,923	$1,643	$1,328	$1,050	$315

1.

Adjustment to eliminate asset management fee revenue and carried interest, interest income earned from entities that we consolidate and revenues earned on construction projects between consolidated entities. See Note 3 to our Consolidated Financial Statements

Q2 2016 INTERIM REPORT	11

	Revenues		Gross Margin		Change
FOR THE SIX MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015	Revenues	Gross Margin

Asset management	$598	$463	$384	$264	$135	$120

Property	3,111	2,617	1,606	1,331	494	275

Renewable power	1,271	901	761	628	370	133

Infrastructure	1,097	1,074	624	613	23	11

Private equity	4,657	3,705	358	229	952	129

Residential development	976	1,001	9	72	(25)	(63)

Corporate activities	116	93	82	73	23	9

Eliminations and adjustments[1]	(635)	(535)	(611)	(492)	(100)	(119)

Total consolidated	$11,191	$9,319	$3,213	$2,718	$1,872	$495

1.

Adjustment to eliminate asset management fee revenue and carried interest, interest income earned from entities that we consolidate and revenues earned on construction projects between consolidated entities. See Note 3 to our Consolidated Financial Statements

Significant variances in revenues and gross margin on a segmented basis are as follows:

Asset management: Fee revenues in our asset management operations increased by 19% to $302 million. The increase is due primarily to an $82 million increase in base management fees and incentive distributions. Base management fees from private funds more than doubled to $142 million, reflecting additional capital for several new private funds, which have closed over the last twelve months. Revenues in the prior year quarter also included $23 million of realized carried interest compared to $nil in the current period. Gross margin increased by 34% as direct costs expanded at a slower rate than fee revenues because we previously expanded our operating base to manage a larger level of capital.

Fee revenues on a six-month basis increased by 29% to $598 million, primarily as a result of $146 million higher base fees and incentive distributions. We also earned an additional $17 million of transaction and advisory fees in the current year, which included $21 million of fees on two large transactions in the first quarter of 2016. This resulted in an increase in gross margin to $384 million as revenue growth outpaced increases in costs.

Property: Acquisitions contributed an additional $256 million of revenue and $147 million of gross margin. This included the contribution from our UK resort operations, U.S. multifamily portfolio, U.S. self-storage portfolio and a UK student housing portfolio. We generated $208 million and $56 million of revenues and gross margins, respectively, on the sale of three develop-for-sale properties in our multifamily portfolio. Same-property growth resulted in a $27 million increase in gross margin as a result of growth in occupancy and rental rates in our office portfolio, in particular in Brookfield Place New York. These positive items were partially offset by the loss of revenue from properties sold within our core office portfolio, reducing revenue and gross margin by $48 million and $32 million, respectively. During the quarter we disposed of 56 properties, including partial interests in office buildings in New York and Berlin.

For the six months ended June 30, 2016, revenue and gross margin increased by $494 million and $275 million, respectively, due to the factors noted above. Acquisitions made in 2015 and 2016 contributed to a $450 million increase in revenue. These increases were offset by the disposition of mature assets in our core office portfolio and the impact of foreign exchange.

Renewable power: Acquisitions in Colombia, Brazil and Pennsylvania contributed $218 million of additional revenues during the quarter and increased gross margin by $97 million. Lower generation in our North America hydroelectric portfolio and weaker prices in the Brazilian portfolio reduced revenues by $16 million. Gross margins include $265 million of direct operating costs, an increase of $128 million over the prior year, due primarily to incremental costs associated with newly acquired facilities.

Revenues in the first six months of 2016 increased by $370 million compared to the same period in 2015, primarily due to acquisitions and higher generation from existing assets which contributed $427 million and $91 million of revenues respectively. These increases were partially offset by weaker pricing in the northeastern United States and Brazil, which reduced revenue by $77 million. Gross margin increased by 21% or $133 million, primarily due to the acquisitions.

Private equity: Revenues and gross margin for the quarter increased by $432 million and $93 million, respectively, primarily due to an increase in construction services and other industrial operations. Construction revenues increased by $215 million to $1,119 million, and gross margin increased by $10 million as a result of additional project work secured and progressed in the current year compared to the prior year. Revenue in other industrial operations increased by $193 million, due to several acquisitions completed in late 2015, primarily a graphite electrode business and a palladium mining operation. Our directly held panel board business’ revenues and gross margin increased by $92 million and $84 million, respectively, benefitting from a 37% increase in North American OSB prices and an 8% increase in North American volumes. These variances were offset by lower pricing in our Canadian oil and gas operations.

Revenues and gross margin in the first six months increased by $952 million and $129 million respectively. The increase primarily reflects the factors described above as the aforementioned acquisitions did not impact results until the second half of 2015. North American pricing and volumes in our panel board business also increased during the first quarter of 2016 compared to the same period in 2015.

12	BROOKFIELD ASSET MANAGEMENT

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Property operations
General Growth Properties	$179	$272	$(93)	$220	$322	$(102)
Canary Wharf	(1)	219	(220)	(64)	229	(293)
Other property operations	110	80	30	250	257	(7)
Infrastructure operations	127	40	87	139	63	76
Private equity and other	20	(8)	28	42	(1)	43

	$435	$603	$(168)	$587	$870	$(283)

Our share of appraisal gains on GGP’s retail malls declined by $5 million to $83 million compared to the prior period. The prior period included $89 million of mark-to-market gains on warrants issued by GGP compared to $5 million of losses in the current quarter based on changes in the fair value of the warrants, which reduced equity accounted income by $94 million. Our share of General Growth Properties Inc.’s (“General Growth Properties” or “GGP”) net income decreased by $93 million. Excluding these amounts, GGP’s equity accounted income increased by $6 million to $101 million in the quarter and benefitted from a 2% increase in same-store growth. On a year-to-date basis, our share of GGP’s equity accounted income decreased by $102 million as a result of a $66 million mark-to-market loss on GGP’s warrants, offset by the benefit from same-store growth.

Our proportionate share of Canary Wharf’s net income was a loss of $1 million due to $63 million of unrealized losses on interest rate swap contracts offset by $42 million of appraisal gains on Canary Wharf’s portfolio and operating results. We commenced equity accounting for our investment in Canary Wharf in February 2015. The prior period included $221 million of mark-to-market gains. In addition, the first quarter of 2016 included an additional $88 million of unrealized losses on interest rate swap contracts held by Canary Wharf.

Infrastructure equity accounted income increased by $87 million primarily due to a $103 million transaction gain recognized on the privatization of our Brazilian toll road investment. The gain was determined based on the difference between the cost paid for our additional interest and our IFRS carrying value of this business.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Corporate borrowings	$60	$55	$5	$116	$112	$4
Non-recourse borrowings
Property-specific mortgages	639	548	91	1,228	1,077	151
Subsidiary borrowings	74	88	(14)	150	166	(16)
Subsidiary equity obligations	42	34	8	88	71	17

	$815	$725	$90	$1,582	$1,426	$156

Interest expense on property-specific mortgages increased by $91 million over the prior year and included an additional $75 million ($165 million on a six-month basis) of interest on borrowings associated with acquisitions in our property and renewable power operations. We continue to refinance maturing obligations and, in certain instances, increased the notional level of borrowings, albeit at reduced rates. In our Brazilian residential operations, we continue to reduce the level of borrowings, which has decreased interest expense by $13 million in the quarter.

The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar in this period, as compared to the prior year quarter and six-month period, resulted in a decrease in the translated value of the interest expense on non-U.S. dollar denominated borrowings.

Q2 2016 INTERIM REPORT	13

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change

Investment properties	$312	$483	$(171)	$491	$1,111	$(620)

General Growth Properties warrants	15	(249)	264	184	(151)	335

Investment in Canary Wharf	—	—	—	—	150	(150)

Redeemable fund units	(19)	9	(28)	(45)	13	(58)

Transaction related gains (losses)	—	(38)	38	—	232	(232)

Unrealized derivative mark-to-market	(71)	(19)	(52)	(31)	(20)	(11)

Impairments and other	(172)	(116)	(56)	(182)	(152)	(30)

	$65	$70	$(5)	$417	$1,183	$ (766)

Investment Properties Appraisal Gains

Our investment properties are recorded at fair value, generally determined using discounted cash flow analysis or, in limited circumstances, direct capitalization methodology. External appraisals and comparable market transactions, when available, are used to support our valuations.

The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change

Core office	$149	$380	$(231)	$165	$891	$(726)

Opportunistic and other	163	103	60	326	220	106

	$312	$483	$(171)	$491	$1,111	$(620)

Office property values increased due to positive leasing at our New York City and Washington D.C. office buildings, along with the advancement of development projects and related leasing in London and Washington D.C., which increased projected cash flows. Appraisal gains were higher in the prior year on both a three and six month basis, due to greater increases in the valuations within our core New York and Australian office portfolios in those periods. The appraised value of certain office properties located in commodity based economies, such as Houston and Calgary, are experiencing higher vacancy and slower growth projections, resulting in a decrease in their value in both the first and second quarter of 2016.

Opportunistic and other gains included appraisal gains in our multifamily portfolio due to the increases in rental income from recently completed growth initiatives and in our industrial portfolio as a result of positive leasing.

The increases in values on an overall basis were predominantly the result of changes in projected cash flows.

We discuss the key valuation inputs of our investment properties on page 17.

General Growth Properties Warrants

The fair value of our GGP warrants increased by $15 million ($184 million on a six-month basis) during the second quarter of 2016 compared to a decrease of $249 million ($151 million on a six-month basis) in 2015, primarily due to an increase in GGP’s share price compared to a decrease in 2015. This gain is partially offset by our share of GGP’s mark-to-market loss on the warrants, which is included in equity accounted income. These warrants are convertible into 72 million common shares of GGP.

Transaction Related Gains

Included in the prior year six-month period are two significant transaction-related gains. First, in January of 2015 we acquired natural gas production facilities in western Canada valued at $652 million for gross consideration of $481 million, including debt financing. The fair value of the proved and probable reserves at acquisition was greater than the consideration paid, resulting in a $171 million gain being recorded in net income. Secondly, in February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of our consideration paid over our IFRS book value.

Investment in Canary Wharf

We recognized a $150 million revaluation gain in the prior six month period on our 22% interest in Canary Wharf. These gains related to higher valuations of Canary Wharf’s development activities, as well as lower discount rates. In February 2015, we acquired the remaining portion of Canary Wharf that we did not previously own as part of a joint venture for £6.45 per share.

14	BROOKFIELD ASSET MANAGEMENT

Impairments and Other

During the second quarter, we recognized a $106 million impairment in our private equity segment relating to certain non-core assets in our graphite electrodes manufacturing business that have been classified as held for sale. The impairment was based on the difference between the expected sale price of the assets and our IFRS carrying value. Impairments and other also include $56 million of impairments of inventory and legal provisions at our Brazilian residential operations (2015 – $28 million).

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change

Renewable power	$210	$166	$44	$395	$329	$66

Infrastructure	119	103	16	221	201	20

Private equity	102	86	16	198	151	47

Property	73	61	12	160	117	43

Other	12	12	—	23	31	(8)

	$516	$428	$88	$997	$829	$168

The increase in depreciation and amortization expense over the 2015 periods is primarily attributable to depreciation recorded on assets acquired over the past twelve months and larger amounts of depreciation recorded on the higher book value of our infrastructure and renewable power property, plant and equipment, following our annual revaluation in the fourth quarter of 2015. This increase was partially offset by the impact of foreign exchange on our non-U.S. dollar denominated operations.

Income Taxes

Income tax expense increased from a recovery of $368 million to a $234 million expense in the second quarter of 2016. Deferred taxes totalled $162 million (2015 – recovery of $405 million) whereas current taxes totalled $72 million (2015 – $37 million). Although net income declined between the 2015 and 2016 quarters, income tax expense increased due primarily to a large deferred tax recovery in the prior period. The following table sets out our effective tax rate:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2016	2015	Change	2016	2015	Change

Statutory income tax rate	26%	26%	—%	26%	26%	—%

Increase (reduction) in rate resulting from:

Change in tax rates and new legislation	—	(56)	56	—	(19)	19

International operations subject to different tax rates	(5)	(10)	5	(2)	(9)	7

Taxable income attribute to non-controlling interests	(3)	(4)	1	(6)	(4)	(2)

Recognition of previously unrecorded deferred tax assets	(2)	(1)	(1)	(2)	(2)	—

Non-recognition of the benefit of current year tax losses	9	3	6	7	3	4

Other	4	(2)	6	3	(2)	5

Effective income tax rate	29%	(44)%	73%	26%	(7)%	33%

The most significant change in our quarterly effective tax rate was the impact of a reorganization in our office property operations of its ownership of certain properties during the second quarter of 2015 that resulted in a reduction in the applicable tax rate from 11% to 6% and a recovery of $464 million of deferred income taxes.

We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 5% decrease in our effective tax rate compared to a 10% reduction in 2015. The difference will vary from period to period depending on the relative proportion of income in each country. In particular, fair value changes are subject to lower capital gains rates in certain jurisdictions and as we recorded a higher level of fair value changes in 2015, our overall effective tax rate was lower.

As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of

Q2 2016 INTERIM REPORT	15

these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 3% and 4% reduction in the effective tax rate relative to the statutory tax rate in 2016 and 2015, respectively.

Other Comprehensive Income

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation. The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Australian dollar	$(186)	$16	$81	$(258)

Brazilian real	797	157	1,423	(984)

British pound	(663)	284	(857)	3

Canadian dollar	140	115	639	(702)

Other	101	31	671	(129)

	189	603	1,957	(2,070)

Currency hedges	388	(373)	(65)	549

	$577	$230	$1,892	$(1,521)

Currency hedges include financial contracts that we utilize to manage foreign currency exposures as well as foreign currency debt, which we have elected as a hedge. We hedged the majority of our British pound exposure and, accordingly, currency hedging gains include gains on these contracts. We typically do not hedge our Brazilian real equity due to the high cost associated with these contracts, which produced the majority of our net foreign currency translation gain in 2016 and loss in 2015 on a six month loss.

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at June 30, 2016 and December 31, 2015:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	Change

Investment properties	$49,647	$47,164	$2,483

Property, plant and equipment	44,420	37,273	7,147

Equity accounted investments	23,680	23,216	464

Cash and cash equivalents	4,020	2,774	1,246

Financial assets	7,304	6,156	1,148

Accounts receivable and other	8,586	7,044	1,542

Inventory	5,865	5,281	584

Intangible assets	6,211	5,170	1,041

Goodwill	3,594	2,543	1,051

Deferred income tax asset	1,531	1,496	35

Assets held for sale	1,685	1,397	288

	$156,543	$139,514	$17,029

Consolidated assets at June 30, 2016 were $156.5 billion, an increase of $17.0 billion since December 31, 2015. The carrying value of our investment properties, property, plant and equipment and equity accounted investments increased by $10.1 billion since year end due to acquisitions and development activities, partially offset by dispositions and depreciation. Our assets also increased as a result of the appreciation of most non-U.S. dollar currencies in which we operate against the U.S. dollar, most notably the Brazilian real, partially offset by a decrease in the value of the British pound. We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

16	BROOKFIELD ASSET MANAGEMENT

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)
Balance, beginning of year	$47,164

Acquisitions and additions	3,879

Dispositions[1]	(2,363)

Fair value changes	491

Foreign currency translation	476

Total change	2,483

Balance, end of period	$49,647

1.	Includes reclassification of investment properties that are held for sale

Investment properties increased by $2.5 billion during the final half of 2016 primarily due to $2.6 billion of acquisitions and $1.3 billion of additions. Acquisitions include $839 million for a U.S. self-storage business and $608 million for a UK student housing portfolio, whereas additions are related to growth capital expenditures to fund investments in development projects. We reclassified $901 million of properties to held for sale, based on plans to dispose of an office building in Australia, a portfolio of industrial assets and a portfolio of multifamily assets in the U.S.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.

The consolidated key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. In determining the fair value of investment properties, management uses external information and observable conditions, where possible, supplemented by internal analysis as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that of year end and there are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently to one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

	Core Office		Opportunistic and Other		Weighted Average
AS AT JUN. 30, 2016 AND DEC. 31, 2015	2016	2015	2016	2015	2016	2015

Discount rate	6.8%	6.8%	7.1%	7.2%	6.9%	6.9%

Terminal capitalization rate	5.7%	5.7%	7.7%	7.6%	6.0%	6.0%

Investment horizon (years)	11	11	8	8	11	11

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating business group for analysis purposes:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Renewable Power	Infrastructure	Property	Private Equity and Other	Total

Balance, beginning of period	$19,738	$8,338	$5,316	$3,881	$37,273

Acquisitions and additions	5,874	305	304	50	6,533

Dispositions	—	(2)	—	(92)	(94)

Depreciation	(402)	(177)	(128)	(182)	(889)

Foreign currency translation	1,724	(32)	(227)	132	1,597

Total change	7,196	94	(51)	(92)	7,147

Balance, end of period	$26,934	$8,432	$5,265	$3,789	$44,420

Q2 2016 INTERIM REPORT	17

We record PP&E in our renewable power, infrastructure, and hospitality properties within our property operations using the revaluation method, which results in these assets being fair valued at the end of each fiscal year, and then depreciated quarterly, based on the carrying value. PP&E within our private equity and other operations is carried at amortized cost.

Acquisitions and additions of $5.9 billion within our renewable power operations include a 3,032 megawatts (“MW”) hydroelectric portfolio in Colombia, a 51 MW hydroelectric portfolio in Brazil and a 296 MW hydroelectric portfolio in Pennsylvania. Additions in our infrastructure segment are driven by investments in internal growth capital projects, while the additions to our property segment relate to the acquisition of a U.S. hospitality asset. Property, plant and equipment also increased by $1.6 billion from year end due to positive foreign currency revaluation on non-U.S. assets, predominantly on those denominated in Brazil and Colombia, partially offset by the impact of the British pound.

Equity Accounted Investments

The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating business group for analysis purposes:

	Property
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Power	Infrastructure	Private Equity and Other	Total

Balance, beginning of period	$7,215	$3,400	$6,879	$197	$4,690	$835	$23,216

Additions	—	—	252	—	482	62	796

Dispositions[1]	—	—	(776)	—	—	(107)	(883)

Share of net income	220	(64)	250	—	139	42	587

Share of other comprehensive income (loss)	2	—	(12)	3	10	(47)	(44)

Distributions received	(100)	—	(83)	(3)	(35)	(7)	(228)

Foreign currency translation and other	8	(323)	47	8	441	55	236

Net change	130	(387)	(322)	8	1,037	(2)	464

Balance, end of period	$7,345	$3,013	$6,557	$205	$5,727	$833	$23,680

1.	Includes reclassification of equity accounted investments that are held for sale

Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.3 billion at June 30, 2016 and our investment in Canary Wharf at $3.0 billion.

Equity accounted investments increased by $464 million during the six months ended June 30, 2016 as income earned on our investments and capital invested into our Brazilian toll road operations and North American gas transmission operations were partly offset by the reclassification of several properties to held for sale, including a portfolio of hospitality assets in Germany and two industrial assets in the U.S.

Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions. In the current quarter, fair value gains on investment properties in GGP and Canary Wharf were $125 million (2015 – $233 million).

Financial Assets

Financial assets increased by $1.1 billion compared to December 31, 2015. We acquired a number of investments in distressed debt securities, common shares, and credit investments within our infrastructure, renewable power and private equity operations during the quarter, which resulted in substantially all of the increase in aggregate, after reflecting sales in the period. We also recorded a $184 million increase in the valuation of our GGP warrants due to an increase in the share price of GGP.

Intangible assets

Intangible assets increased by $1.0 billion compared to December 31, 2015. We acquired a toll road business in Peru and India which increased intangible assets by $1.1 billion. This was partially offset by foreign currency revaluation and amortization.

Goodwill

Goodwill increased by $1.1 billion compared to December 31, 2015, mainly due to $808 million of goodwill allocated on the acquisition of a portfolio of hydroelectric facilities in Colombia and $139 million on the acquisition of a toll road business in Peru.

18	BROOKFIELD ASSET MANAGEMENT

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in Note 6 of our consolidated financial statements.

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	Change
Corporate borrowings	$4,469	$3,936	$533
Non-recourse borrowings
Property-specific borrowings	50,887	46,044	4,843
Subsidiary borrowings	10,174	8,303	1,871
Non-current accounts payable and other liabilities[1]	4,282	3,806	476
Subsidiary equity obligations	3,360	3,331	29

	$73,172	$65,420	$7,752

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

Property-specific borrowings increased by $4.8 billion during the first six months of 2016 partially due to $2.7 billion of debt assumed on acquisitions as well as debt arranged in individual businesses that we consolidate. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings increasing in value.

Subsidiary borrowings increased by $1.9 billion due to draws on subsidiary credit facilities to fund acquisitions and development projects and the impact of foreign exchange on non-U.S. dollar borrowings.

Equity

Equity consists of the following components:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	Change
Preferred equity	$3,734	$3,739	$(5)
Non-controlling interests	39,172	31,920	7,252
Common equity	21,633	21,568	65

	$64,539	$57,227	$7,312

Common equity increased by $65 million to $21.6 billion during the year. Net income and other comprehensive income attributable to shareholders for the first half of 2016 totalled $1.0 billion. We distributed $317 million to shareholders as common and preferred share dividends, in addition to a 21% interest in BBU through a special non-cash distribution to shareholders. The special dividend was accounted for as a distribution of equity to non-controlling interests and was recorded at 21% of the carrying IFRS value of the net assets spun-off ($441 million) with corresponding recognition of non-controlling interests.

Non-controlling interests increased by $7.3 billion. Net issuances of equity to non-controlling interest were $4.1 billion and included $2.2 billion of equity associated with the acquisition of a portfolio of Colombian hydroelectric facilities in the first quarter and $0.7 billion of non-controlling interest related to acquisitions in our property and infrastructure operations, which was partially offset by distributions totalling $841 million. Non-controlling interest assumed on acquisitions added an additional $2.1 billion. Non-controlling interest in the second quarter also increased by $441 million due to the aforementioned BBU special distribution to shareholders.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

SUMMARY OF QUARTERLY RESULTS

Our condensed statement of operations for the eight most recent quarters are as follows:

	2016	2015				2014
FOR THE PERIODS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$5,973	$5,218	$5,538	$5,056	$4,923	$4,396	$4,694	$4,659

Net income	584	636	1,187	845	1,199	1,438	1,699	1,109

Net income for shareholders	185	257	678	289	645	729	1,050	734

Per share

- diluted	$0.15	$0.23	$0.66	$0.26	$0.62	$0.73	$1.06	$0.73

- basic	0.16	0.23	0.67	0.27	0.64	0.75	1.09	0.75

Q2 2016 INTERIM REPORT	19

In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our property business. Other factors include the impact of foreign currency on non-U.S. revenues.

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains, resulting in relatively consistent amounts of revenue on a quarterly basis. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our property assets on a quarterly basis which results in variations in net income based on changes in the value of our property portfolio.

Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes, to complement our investments in rate-regulated assets, which may lead to more volatility but also, we believe, to growth in revenues and net income.

Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2016	2015				2014
FOR THE PERIODS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Fair value changes	$65	$352	$594	$389	$70	$1,113	$1,326	$637

Income taxes	(234)	(202)	(218)	(145)	368	(201)	(445)	(38)

Net impact	$(169)	$150	$376	$244	$438	$912	$881	$599

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic property assets and private equity investments. The second quarter of 2016 also includes $208 million of revenue on the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.

In the fourth quarter of 2015, we recorded $594 million of fair value gains related to increased appraisals at our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.

In the third quarter of 2015, we acquired a UK resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.

In the second quarter of 2015, we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities of which $314 million was attributable to shareholders.

In the first quarter of 2015, we recorded a higher level of fair value changes from our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, we recognized $270 million of gains on the acquisition of control of two businesses, of which $132 million was attributable to shareholders.

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

In the third quarter of 2014, we also recognized a higher level of fair value changes from our property investments, particularly on consolidated office properties and on our investment in Canary Wharf.

20	BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first six months of 2016 and the same period in 2015 and 2014 are summarized in the following table.

	Distribution per Security
	2016	2015[1]	2014[1]
Class A and B2 Shares[3]	$0.26	$0.23	$0.21
Special distribution to Class A and B2 Shares[4]	0.45	—	—
Class A Preferred Shares
Series 2	0.18	0.21	0.24
Series 4 + Series 7	0.18	0.21	0.24
Series 8	0.25	0.29	0.34
Series 9	0.36	0.38	0.43
Series 12[5]	—	—	0.33
Series 13	0.18	0.21	0.23
Series 14[6]	0.11	0.74	0.86
Series 15	0.12	0.15	0.19
Series 17	0.45	0.48	0.54
Series 18	0.45	0.48	0.54
Series 22[7]	—	—	0.80
Series 24	0.51	0.55	0.62
Series 26	0.42	0.46	0.51
Series 28	0.43	0.47	0.52
Series 30	0.45	0.49	0.55
Series 32	0.42	0.46	0.51
Series 34	0.40	0.43	0.48
Series 36	0.46	0.49	0.55
Series 37	0.46	0.50	0.56
Series 38[8]	0.41	0.45	0.30
Series 40[9]	0.42	0.46	—
Series 42[10]	0.42	0.46	—
Series 44[11]	0.47	—	—

1.	2015 and 2014 dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.	Class B Limited Voting Shares (“Class B Shares”)
3.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.13 for the period from November to February, equivalent to $0.10 on a three-month basis
4.	Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values
5.	Redeemed April 7, 2014
6.	Redeemed March 1, 2016
7.	Redeemed September 30, 2014
8.	Issued March 13, 2014
9.	Issued June 5, 2014
10.	Issued October 8, 2014
11.	Issued October 2, 2015

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

Q2 2016 INTERIM REPORT	21

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations, generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations include managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

In the second quarter of 2016, we formed Brookfield Business Partners L.P. (“BBU”) and distributed to shareholders a 21% interest in BBU. BBU is the primary vehicle through which we own and operate businesses within our private equity business group. In connection with the formation of BBU, we realigned the organizational and governance structure of the businesses held by BBU and changed how the company presents information for financial reporting and management decision making which resulted in a change in the company’s operating segments. Specifically, our private equity reportable segment now includes BBU, Norbord Inc. (“Norbord”) and certain other directly held investments; whereas at December 31, 2015, certain of the businesses within BBU were reported within our service activities segment, which is no longer considered a reportable segment.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

We use FFO to assess our performance both as an asset manager and an investor and operator of our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, leases, power sales agreements, take or pay contracts, and sales of inventory, and also the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business and the ultimate gain or loss on disposition of an asset is an important indicator of our performance as an allocator of capital. As noted above, unrealized fair value changes are excluded from FFO; however, gains or losses recorded over the life of an asset are included in the determination of realized disposition gains or losses.

We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.

22	BROOKFIELD ASSET MANAGEMENT

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 24. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 37 and 38 of our December 31, 2015 annual report.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents FFO and common equity by segment on a period-over-period basis for comparison purposes:

	Funds from Operations				Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	Change		2016	2015	Change
Asset management	$191	$142	$49	35%	$335	$328	$7	2%

Property	275	324	(49)	(15)%	16,204	16,265	(61)	—%

Renewable power	37	66	(29)	(44)%	4,991	4,424	567	13%

Infrastructure	111	61	50	82%	2,368	2,203	165	7%

Private equity	104	35	69	197%	2,508	2,178	330	15%

Residential development	(7)	(23)	16	70%	2,578	2,221	357	16%

Corporate activities	(74)	(85)	11	13%	(7,351)	(6,051)	(1,300)	(21)%

	$637	$520	$117	23%	$21,633	$21,568	$65	—%

Funds from Operations

Funds from operations increased 23% to $637 million in the second quarter of 2016. The increase in FFO was mostly due to strong growth in asset management revenues, the contribution from new investments and favourable operating results across most of our businesses; however, performance was tempered by the impact of lower water levels and power prices, which decreased FFO in our renewable power business. Realized disposition gains were $123 million in the quarter compared to $171 million in the prior period.

Common Equity by Segment

Common equity increased by $65 million to $21.6 billion as at June 30, 2016. Individual segment balances were relatively consistent compared to year end. We acquired 11 million units of BEP during the quarter for $313 million, increasing our renewable power segment equity. We invested an additional $695 million in our private equity operations, funding our share of growth. This was partially offset by the distribution of a 21% interest in BBU, which decreased private equity segmented equity by $441 million. We continue to invest in our Brazilian residential operations, paying down high cost leverage, and increasing segmented equity by $296 million. These amounts were funded through liquidity available within our corporate activities segment.

Impact of Foreign Currencies in Segment Results

Approximately half of our capital is invested in non-U.S. countries and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. During the current quarter, the U.S. dollar strengthened relative to the local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments, when compared to prevailing rates during the second quarter of 2015. On the other hand, the U.S. dollar weakened at the end of the quarter, compared to year end exchange rates for most currencies in which our equity is denominated, with the

Q2 2016 INTERIM REPORT	23

notable exception being the British pound, which weakened relative to the U.S. dollar. Other factors being held constant, currency movements decreased FFO by $14 million compared to the 2015 quarter and increased common equity by $702 million.

Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Total reportable segment FFO	$637	$520	$1,340	$1,077

Realized disposition gains recorded as fair value changes or prior periods	(123)	(191)	(335)	(353)

Non-controlling interest in FFO	687	566	1,405	1,083

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	(4)	257	(278)	238

Fair value changes	65	70	417	1,183

Depreciation and amortization	(516)	(428)	(997)	(829)

Deferred income taxes	(162)	405	(332)	238

Net income	$584	$1,199	$1,220	$2,637

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships and private funds as well as listed securities within our public markets portfolios. As at June 30, 2016, we managed $108 billion of fee bearing capital, of which $86 billion was from clients and $22 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed, perpetual capital entities with $49 billion of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners, which we formed in the second quarter of 2016. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities. We are also entitled to receive incentive distributions, which for BPY, BEP and BIP equal to a portion of the increases in partnership distributions above pre-determined hurdles. BBU’s performance fees are based on increases in the unit price of BBU above a high water mark.

Private Funds: We manage approximately $47 billion of fee bearing capital through 37 private funds. Private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Our private fund investor base consists of approximately 425 third-party clients with an average commitment of $105 million. We earn base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represent a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage $12 billion of fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities. We act as both advisor and sub-advisor and earn base and performance fees.

Asset management revenues include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of the Corporation’s economic ownership interests in BPY, BEP, BIP and BBU, which amounts to $22 billion invested, along with $0.3 billion invested in private funds. The following table disaggregates our asset management FFO into fee related earnings and realized carried interests to facilitate analysis:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015

Funds from operations

Fee related earnings	$191	$127

Realized carried interest	—	15

	$191	$142

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have

24	BROOKFIELD ASSET MANAGEMENT

accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

Segment equity in our asset management operations was $335 million at June 30, 2016 (2015 – $328 million) and consists of goodwill arising from business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015

Fee revenues

Base management fees	$267	$192

Incentive distributions	25	18

Performance fees	—	1

Transaction and advisory fees	10	19

	302	230
Direct costs and other	(111)	(103)

Fee related earnings	$191	$127

Fee related earnings increased by 50% to $191 million for the period, primarily as a result of the higher level of fee bearing capital. Operating costs increased by 8%, as we previously invested in our operations to enable us to expand our fee bearing capital without a commensurate increase in costs.

Base management fees increased 39% to $267 million compared to $192 million in the second quarter of 2015. Our private funds contributed $142 million of base fees, more than double the prior year. Private fund base fees include $26 million of catch-up fees, which are earned on commitments received in quarters following the initial close of funds, as base fees typically accrue from the initial close. The increase in private fund base fees primarily relates to fees earned on capital raised in the last twelve months. Base management fees from our listed partnerships totalled $101 million, including $97 million of base management fees from BPY, BIP and BEP, an increase of $8 million from the prior year quarter as a result of higher market capitalization of those partnerships. We completed the spin-off of BBU on June 20, 2016 and accordingly, we only received a partial quarter’s base fees on BBU’s capital in the second quarter.

We received $25 million of incentive distributions from BIP, BEP and BPY, representing an increase of 39% from the second quarter of 2015. The growth represents our share as manager of increases in unit distributions by BIP, BEP and BPY of 7.5%, 7.2% and 5.9%. Both BIP and BEP’s distributions have surpassed both of their incentive distribution hurdles and accordingly, we receive 25% of future distribution increases by BIP and BEP. BPY recently commenced paying incentive distributions of 15%, as its current annualized distribution of $1.12 per unit surpasses the first hurdle of $1.10 per unit on an annualized basis.

Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 60% for the period, excluding the impact of catch up fees, compared to 55% in 2015. Direct costs increased by $8 million year over year due to expansion in our operations and include $4 million of non-controlling interests in fee related earnings recorded by partially owned entities (2015 – $4 million).

Carried Interests

Favourable investment performance in our private funds resulted in $130 million of unrealized carried interest accruing to us during the second quarter of 2016, compared with $103 million in the prior year quarter. We did not realize any carried interest in the current period as the accumulated unrealized carry is still subject to future investment performance, whereas the prior period includes $15 million of realized carried interest.

Accumulated unrealized carried interests totalled $925 million at June 30, 2016. The overall appreciation of foreign currencies resulted in higher U.S. dollar values for our foreign denominated fund investments and increased carried interest by $10 million in quarter or $50 million since year end. We estimate that direct expenses of approximately $310 million will arise on the realization of the amounts accumulated to date, of which $47 million relates to the carry generated in the period.

Q2 2016 INTERIM REPORT	25

The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net

Unrealized balance, beginning of period	$795	$(263)	$532

In-period change
Generated	130	(47)	83

Unrealized balance, end of period	$925	$(310)	$615

The funds to which unrealized carried interest relates have a weighted average term to realization of six years. Recognition of carried interest is dependent on future investment performance.

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	Listed Partnerships[1]	Private Funds[1,2]	Public Securities	Total 2016		Total 2015[2]

Property	$23,111	$20,462	$—		$43,573		$40,366

Renewable power	11,564	5,981	—		17,545		11,743

Infrastructure	12,500	16,142	—		28,642		19,428

Private equity	1,592	4,711	—		6,303		5,928

Other	—	—	12,249		12,249		16,797

June 30, 2016	$48,767	$47,296	$12,249		$108,312	$	n/a

December 31, 2015	$43,017	$34,448	$16,797	$	n/a		$94,262

1.	Includes Brookfield capital of $22 billion (2015 – $19 billion) in listed partnerships and $0.3 billion (2015 – $1.9 billion) in private funds

2.	Prior period private fund fee bearing capital restated to eliminate $4.7 billion (2015 –$4.7 billion) of capital invested by BPY in our private funds which was subject to a fee credit arrangement

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BEP, BIP, BBU, Brookfield Canada Office Properties and Acadian Timber Corp. and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $18 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $6 billion for property funds, $10 billion for infrastructure funds and $2 billion for private equity funds, and has an average term of approximately four years during which the capital can be called. Private fund fee bearing capital has a remaining average term of eight years (plus two one-year extension options on average) and includes approximately $4.5 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, as well as high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option subject to minimum notice periods.

26	BROOKFIELD ASSET MANAGEMENT

Fee bearing capital increased by $13.5 billion during the second quarter of 2016 prior to the sale of our public markets securitized credits for $4.4 billion. The principal variances are set out in the following table:

FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Listed Partnerships	Private Funds[1]	Public Securities	Total
Balance, March 31, 2016	$45,565	$37,256	$16,402	$99,223

Inflows	820	12,744	439	14,003
Launch of Brookfield Business Partners	2,300	(1,805)	—	495
Outflows	—	(870)	(1,072)	(1,942)
Distributions	(552)	—	—	(552)
Market activity	149	—	903	1,052
Other	485	(29)	—	456

Change	3,202	10,040	270	13,512
Sale of securitized credit income business	—	—	(4,423)	(4,423)

Balance, June 30, 2016	$48,767	$47,296	$12,249	$108,312

1.	March 31, 2016 balance restated to eliminate $4.7 billion of capital invested by BPY in our private funds which was subject to a fee credit arrangement

Fee bearing capital increased by $14 billion during the quarter, prior to the noted sale, due to new capital commitments. Private fund inflows of $12.7 billion include $10 billion of commitments to our third flagship infrastructure fund, an additional $2 billion of commitments to our global opportunistic property fund and nearly $1 billion to our private equity fund. Listed partnership inflows included the issuance of 23 million limited partnership units by BEP during the quarter for $670 million, resulting in an increase of its capitalization.

We completed the spin-off and formation of BBU in the second quarter, resulting in the addition of $2.3 billion listed partnership fee bearing capital and a $1.8 billion decrease in private fund capital. The decrease in private fund capital is a result of the company’s investment in our private equity private funds now being included within BBU, and we now earn fees on BBU’s capital.

Market prices of our listed partnerships improved, resulting in an increase in BPY, BIP and BEP’s capitalization; however, these were offset by a decrease in the capitalization of BBU subsequent to its spin-off. Fee bearing capital for our listed partnership reflects the fee base of these entities which is determined by their capitalization.

We recently realigned how we present fee bearing capital (“FBC”) resulting in a decrease in FBC of $4.7 billion. This represents capital commitments by BPY to our private funds that are subject to a fee credit arrangement to ensure fees were not double counted. This adjustment reduced private fund commitments by $4.7 billion. There was no impact to overall base fees or FFO as a result of this adjustment and is consistent with how we present private fund commitments by our other listed issues.

Lastly, we have contracted to dispose of a securitized credit business within our public securities group and removed $4.4 billion of fee bearing capital to reflect the pending transaction.

Q2 2016 INTERIM REPORT	27

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.2 billion at June 30, 2016, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY’s operations are principally organized as follows:

We own interests in and operate commercial office portfolios, consisting of 149 properties containing 101 million square feet of commercial office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington D.C., Sydney, Toronto, and Berlin among others. We also develop office properties on a selective basis and our core office development assets consist of interests in 33 sites totalling approximately 9.5 million square feet. Of the total properties in our core office portfolio, 81 properties, consisting of 68 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Our core retail portfolio consists of interests in 128 regional malls and urban retail properties containing 125 million square feet in the United States, which are held through our 34% fully diluted interest in GGP, which is equity accounted. Our retail mall portfolio has a redevelopment pipeline that exceeds $300 million (on a proportionate basis).

Opportunistic: We own and operate a global portfolio targetting opportunistic returns and includes office and retail, industrial, multifamily, hospitality, self-storage, student housing and other properties. This is a diverse portfolio from which we earn rent and fees for the use of the space.

•	Office: 23 million square feet across 108 properties in this U.S., UK, Brazil and India.

•	Retail: 43 properties with approximately 27 million square feet in the U.S. and select markets in Brazil.

•	Industrial: 204 operating warehouse properties in North America and Europe, containing over 53 million square feet of space, and a land portfolio with the potential to build 45 million square feet.

•	Multifamily: approximately 35,000 multifamily units in the U.S.

•	Hospitality: 28 properties with over 18,400 rooms.

•	Self-storage: 159 properties with approximately 97,000 units across the U.S.

•	Student housing: 13 properties with 5,700 beds in the UK.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities, and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Brookfield Property Partners

Equity units[1]	$163	$128	$14,780	$14,888

Preferred shares	19	19	1,275	1,275

	182	147	16,055	16,163

Other

Property assets	19	2	677	621

Liabilities	(6)	(6)	(528)	(519)

Realized disposition gains	80	181	—	—

	$275	$324	$16,204	$16,265

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 47.3 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

FFO within our property segment was $275 million and declined by $49 million from the prior year due to a $101 million decrease in realized disposition gains. Excluding the impact of disposition gains, operating FFO increased by $52 million to $195 million, an increase of 36% as a result the contribution from new investments, the sale of multifamily properties and incremental learnings from recently signed leases and completed developments. Realized disposition gains in the current period include a $70 million gain related to the disposition of an office building in New York and $10 million of net gains on the sale of 55 other properties.

28	BROOKFIELD ASSET MANAGEMENT

Brookfield Property Partners

BPY’s FFO for the second quarter of 2016 was $250 million, of which our share was $163 million. We also received $19 million as dividends on preferred shares of BPY that were issued to us on its formation (2015 – $19 million).

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015
Core office	$150	$146

Core retail	108	109

Opportunistic	110	57

Corporate	(118)	(114)

Attributable to unitholders	250	198

Non-controlling interests	(80)	(64)

Segment reallocation and other	(7)	(6)

Brookfield’s interest	$163	$128

Core office FFO increased by $4 million to $150 million and benefitted from same-property growth of over 13% and completed developments; new leases at Brookfield Place New York contributed an additional $20 million of FFO. Same-property growth was partially offset by the loss of FFO in the current period from assets sold since the prior period and the negative impact of foreign exchange.

Leasing activity during the quarter consisted of 1.4 million square feet of new and renewal leases at an average in-place net rent of $32.43, which was 14% higher than expiring net rents of $28.34 per square foot. This resulted in a 2.9% increase in average overall office in-place net rents to $34.73 per square foot from $33.76 at year end, including the impact of currency revaluation. Overall occupancy was relatively consistent with the prior quarter, decreasing by 30 bps to 91.7%. Our overall office portfolio in-place net rents are currently 17% below market net rents.

We currently have 9.5 million square feet of active development projects, including Manhattan West in New York, Brookfield Place in Calgary, as well as London Wall Place, Principal Place and 1 Bank Street in London. These office assets are 54% pre-leased in aggregate and we estimate an additional cost of $2.8 billion to complete construction.

BPY’s core retail FFO, which is derived from its ownership interest in GGP, modestly declined as a 2% increase in same-store net operating income at GGP was more than offset by the elimination of FFO earned on disposed assets and higher interest charges due to a higher average debt balance over the prior year.

Our same-property retail portfolio occupancy rate was 95.1% as at June 30, 2016, an increase of 50 bps from June 30, 2015. Lease commencements in the quarter resulted in an increase in in-place rents to $61.52 at June 30, 2016 from $60.01 at June 30, 2015. Average lease spreads on signed leases commencing in 2016 and 2017 are 26% on approximately 4.1 million square feet of suite-to-suite leasing. Tenant sales, excluding anchors, increased by 2.8% compared to the prior year and initial rental rates for executed leases commencing in 2016 on a suite-to-suite increased by 12.7% compared to the rental rate for expiring leases.

BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets increased to $110 million compared to $57 million in the prior period. The increase in FFO is primarily due to the contribution from the acquisitions of our UK resort operation, U.S. multifamily portfolio, and UK student housing assets, as well as $21 million of gains on the sale of three merchant development properties within our multifamily portfolio, partially offset by foreign exchange.

BPY’s corporate expenses, which include interest expense, management fees paid and other costs, increased due to additional base management fees relating to increases in BPY’s capital base.

Common Equity by Segment

Our property segment consists largely of investments in commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment remained relatively consistent at $16.2 billion (2015 – $16.3 billion). Increases due to earnings and property valuations, as described on page 14, were more than offset by distributions paid.

Q2 2016 INTERIM REPORT	29

RENEWABLE POWER

Overview

We hold our renewable power operations primarily through a 61% economic ownership interest in Brookfield Renewable Partners. BEP is listed on both the NYSE and TSX and had an equity capitalization of $8.9 billion at June 30, 2016, based on public pricing. BEP operates renewable power facilities, predominantly hydroelectricity, and owns them both directly as well as through our private infrastructure funds. During the second quarter of 2016, BEP issued 23 million limited partnership units for $670 million, of which we acquired 11 million units, increasing our capital investment although our economic ownership interest in BEP was diluted from 63% to 61%.

BEP owns the world’s largest, publicly traded, pure-play renewable portfolio with 217 hydroelectric generating stations on 82 river systems, 37 wind facilities, three biomass facilities, and three natural gas-fired (“Co-gen”) plants, diversified across 15 power markets in the United States, Canada, Colombia, Brazil and Europe. Overall, the portfolio has 10,663 MW of generating capacity and annual generation of 30,775 gigawatts (“GWh”) based on long-term averages. BEP also has an approximate 6,800 MW development pipeline spread across all of our operating jurisdictions.

We arrange for the sale of power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at pre-determined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BEP and the operations of BEMI:

	Funds from Operations		Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015
Brookfield Renewable Partners[1]	$62	$91	$3,915	$3,405
Brookfield Energy Marketing	(25)	(25)	1,076	1,019

	$37	$66	$4,991	$4,424

1.

Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 51.1 million Class A LP units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP

Our share of BEP’s FFO decreased by 32% to $62 million primarily due to lower generation levels in our eastern U.S. hydroelectric portfolio and lower power prices in Brazil, partially offset by the contribution from recently acquired hydroelectric facilities in Colombia, Brazil, and Pennsylvania. Generation was 18% below long-term averages in the current quarter. Our energy marketing operations incurred a $25 million loss during the quarter, consistent with the 2015 quarter.

Brookfield Renewable Partners

BEP’s operating results are summarized as follows:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		Funds from Operations
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND $MILLIONS)	2016	2015	2016	2015	2016	2015
Revenues

Hydroelectric	4,647	4,121	5,616	4,720	$133	$166

Wind energy	525	598	667	682	28	26

Corporate and other	42	114	59	76	(56)	(46)

	5,214	4,833	6,342	5,478	105	146

Non-controlling interest and other[2]					(43)	(55)

					$62	$91

1.	Proportionate to Brookfield Renewable Partners
2.	Includes incentive distributions paid to Brookfield of $5 million (2015 – $2 million) as the general partner of BEP

Generation for the three months ended June 30, 2016 totalled 5,214 GWh, on a proportionate basis to BEP, below the long-term average of 6,342 GWh and an increase of 381 GWh compared to the prior year.

30	BROOKFIELD ASSET MANAGEMENT

Hydroelectric generation was 4,647 GWh, below the long-term average of 5,616 GWh and an increase of 526 GWh compared to the prior year. In our North American portfolio, inflows were below average, which decreased FFO by $23 million, partially offset by improved generation in Brazil following the drought conditions that affected prior periods resulting in an additional $16 million of FFO. Generation from recently acquired facilities in Brazil, Colombia and Pennsylvania was 763 GWh contributing $15 million of additional FFO to BEP. Lower power prices reduced FFO by $18 million across the portfolio. Strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real also decreased FFO in the current quarter. On a year-to-date basis, generation remains in-line with the long-term average as the first quarter of this year benefitted from higher than normal inflows.

Generation from the wind portfolio of 525 GWh, was below the long-term average of 667 GWh and a decrease of 73 GWh compared to the prior year. Generation from our North American portfolio of 353 GWh was slightly below the prior year and 29% below long-term average. The Brazil portfolio generated 62 GWh in the quarter, which is 19% below the prior year and 48% higher than the long-term average.

Corporate and other activities reduced FFO by $56 million (2015 – $46 million) and includes interest expense on corporate debentures, preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes.

Brookfield Energy Marketing

The FFO shortfall from BEMI was consistent with the prior year as the benefit from lower purchases from BEP under some of our higher price contracts was offset by lower resale prices.

BEMI purchased approximately 1,951 GWh of electricity from BEP during the second quarter of 2016, compared with 2,173 GWh in 2015, at an average price of $67 per MWh compared with $70 per MWh in 2015, and sold this power at an average price, including ancillary revenues, of $54 per MWh compared with $58 per MWh in 2015. This resulted in an FFO deficit of $25 million, consistent with the prior period. Approximately 554 GWh of power sales were pursuant to long-term contracts at an average price of $84 per MWh (2015 – $82 per MWh). The balance of approximately 1,397 GWh was sold in the short-term market at an average price of $42 per MWh, including ancillary revenues (2015 – $45 per MWh). Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $22 million, increasing average realized prices on short-term power sales by $11 per MWh.

Common Equity by Segment

Segment equity was $5.0 billion at June 30, 2016 and increased over the $4.4 billion at December 31, 2015 primarily due to our acquisition of 11 million BEP units during the quarter for $313 million. Our invested capital is represented primarily by the property, plant and equipment deployed in our generation facilities. We elect to record renewable power PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters. Common equity by segment increased since year end primarily due to the contribution of FFO and the impact of foreign currency translation, partially offset by depreciation and amortization, and cash distributions received.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 30% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $10.4 billion at June 30, 2016, based on public pricing. BIP owns infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, our directly held sustainable resources operations and realized disposition gains:

	Funds from Operations		Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015
Brookfield Infrastructure Partners[1]	$62	$56	$1,638	$1,585
Sustainable resources	6	5	730	618

Disposition gains	43	—	—	—

	$111	$61	$2,368	$2,203

1.	Brookfield’s interest in BIP consist of 66.8 million redemption-exchange units and 1.1 million general partnership units together representing an economic interest of 30% of BIP

We disposed of our European energy distribution operations during the quarter, generating $127 million of net proceeds to BIP and a $43 million realized disposition gain.

Q2 2016 INTERIM REPORT	31

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in North and South America, Asia Pacific and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid a fee. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts.

BIP’s operating results are summarized as follows:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015

Utilities	$100	$93

Transport	102	104

Energy	43	23

Communications infrastructure	19	20

Corporate and other	(34)	(32)

Attributable to unitholders	230	208

Non-controlling interests and other[1]	(168)	(152)

Brookfield’s interest	$62	$56

1.	Includes incentive distributions paid to Brookfield of $19 million (2015 – $17 million) as the general partner of BIP

BIP recorded $230 million of FFO in the second quarter of 2016, an 11% increase from prior year, benefitting from increased ownership in our North American gas transmission operations and Brazilian toll roads, the acquisition of a toll road business in India and internally generated growth across the business, which more than offset the impact of foreign exchange.

FFO from our utilities operations increased by $7 million over the prior year quarter to $100 million. FFO increased from additional connections activity and contribution from growth initiatives at our UK regulated distribution business and incremental earnings on growth capital commissioned into our rate base, partially offset by foreign exchange and the elimination of earnings associated with the sale of our New England electricity transmission business.

FFO from our transport operations decreased by $2 million to $102 million as the benefit of tariff increases in our toll road operations, higher agricultural volumes at our Brazilian rail operation, an increased ownership in our Brazilian toll roads and the acquisition of toll roads in India were more than offset by the impact of foreign exchange.

FFO from our energy operations increased by $20 million to $43 million due to our increased ownership interest in our North American natural gas transmission business, which experienced higher volumes and lower interest expense following the repayment of borrowings, as well as organic growth in our district energy businesses.

Our communications infrastructure FFO declined modestly as we refinanced low cost acquisition debt with longer term, fixed rate borrowings, albeit at slightly higher rates.

Corporate and other FFO was a deficit of $34 million compared to a deficit of $32 million in the prior year due to higher base management fees from increased market capitalization and increased interest expense from high debt balances, partially offset by higher investment income.

Sustainable Resources

Sustainable resources FFO increased by $1 million to $6 million, due to stronger pricing and volumes in our Brazilian agriculture and timber businesses. These investments include timberlands in the northeastern U.S. and Canada, and capital in our Brazil-focused timber and agriculture private funds.

32	BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment

Segment equity was $2.4 billion at June 30, 2016 (December 31, 2015 – $2.2 billion) and primarily represents our net investment in infrastructure property, plant and equipment, as well as certain concessions. Infrastructure PP&E, which represents the majority of assets in the segment, are recorded at fair value and revalued annually. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and renewable power segments and revaluation items are typically only recorded at year end. Segment common equity increased from December 31, 2015, as the contribution from earnings and positive currency revaluation was partially offset by distributions paid to us.

PRIVATE EQUITY

Our private equity operations are held primarily through our 79% interest in Brookfield Business Partners. We distributed a 21% limited partnership interest in BBU as a special dividend to shareholders on June 20, 2016. The value of the dividend, based on IFRS values, was $441 million or $0.45 per common share. BBU is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $1.8 billion at June 30, 2016.

We also own several businesses directly, including a 41% interest in Norbord. Norbord is one of the world’s largest producers of oriented strand board (“OSB”) suitable for a wide range of industrial, residential and specialty applications. The market value of our investment in Norbord at June 30, 2016 was approximately $688 million based on market prices compared with our carrying value of $237 million.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in BBU, Norbord, and other directly held investments:

	Funds from Operations		Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Brookfield Business Partners[1]	$56	$33	$1,667	$1,787

Norbord	31	2	237	224

Other investments	17	10	604	167

Disposition gains	—	(10)	—	—

	$104	$35	$2,508	$2,178

1.	Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation

Brookfield Business Partners

BBU’s operations are principally organized as follows:

Construction services: We provide international contracting services with a focus on high-quality construction, primarily large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, engineering, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract to reduce risk.

Other business services: These consist primarily of commercial and residential real estate services and facilities management for corporate and government clients. Our business services operations are typically provided under medium to long-term contracts, which include the services to be performed and the margin to be earned to perform such services. The majority of our revenue is generated through our facilities management and relocation business. Within our facilities management business we provide design and project management, professional services and strategic workplace consulting. Our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Energy: Primarily comprised of oil and gas exploration and production, principally through our coal-bed methane operations in central Alberta, Canada, and an offshore oil and gas portfolio in Western Australia. Our energy business also includes energy-related service operations in Canada.

Other industrial operations: Include manufacturing and distribution activities in a variety of businesses. We manufacture and distribute bath and shower products for the residential housing market in North America. Our operations also include a leading manufacturer of graphite electrodes that are primarily sold to the steel production industry. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and operate profitably. In addition, we have operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We also hold interests in specialty metal and aggregates mining operations in Canada.

Q2 2016 INTERIM REPORT	33

BBU’s operating results are summarized as follows:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015

Construction	$25	$17

Other business services	15	14

Energy	17	2

Other industrial operations	2	8

Corporate and other	(1)	—

Brookfield Business Partners[1]	58	41

Non-controlling interests	(1)	—

Segment reallocation	(1)	(8)

	$56	$33

1.	Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation

BBU generated $58 million of FFO, representing a $17 million increase from the prior period, and benefitted from the contribution from recent investments and increased project activity within our construction services operations.

FFO generated by our construction service business increased by $8 million to $25 million, due to continued strong performance in the business, including the completion of a large project in the quarter. Our construction workbook has been robust with new projects secured during the year replacing the value of work performed. We have 13 additional projects in progress in 2016 compared to 2015 and our backlog of secured projects increased from a count of 91 ($6.8 billion) at June 30, 2015 to 104 ($7.3 billion), while our margin was consistent at 3%.

FFO generated by our energy operations increased by $15 million due primarily to a $10 million contribution from our Western Australia oil and gas business, which was acquired in June 2015 and is benefitting from hedges on oil production at prices above the current market and gains from the disposition of investment securities. This was partially offset by lower commodity prices experienced within our Canadian oil and gas operations.

FFO within our other industrial investments declined by $6 million due primarily to lower contribution associated with acquisitions completed in late 2015, primarily the graphite electrode operation.

Norbord and Other Investments

Our share of Norbord’s FFO increased by $29 million to $31 million. North American OSB prices increased by 37% to $264 per thousand square feet (“Msf”) compared to $193 per Msf in the second quarter of 2015. FFO also benefitted from an 8% increase in North American volumes from 1,375 million square feet (“MMsf”) to 1,487 MMsf. FFO from other investments increased by $7 million to $17 million of earnings on incremental investments.

Common Equity by Segment

Segment equity increased by $330 million from December 31, 2015 to $2.5 billion as our investments continue to benefit from the contribution of FFO and $695 million additional capital invested during the year. These increases were partially offset by the $441 million distribution to shareholders of a 21% interest in BBU. Most of the assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.

RESIDENTIAL DEVELOPMENT

Our residential development businesses operate in North America, Brazil and Australia.

Our North American business is conducted through Brookfield Residential Properties Inc., and is active in 10 principal markets in Canada and the U.S., and controls over 102,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business includes land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential in Brazil’s largest markets, primarily São Paulo and Rio de Janeiro.

34	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to:

	Funds from Operations		Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Residential

North America	$15	$14	$1,373	$1,318

Brazil and other	(22)	(37)	1,205	903

	$(7)	$(23)	$2,578	$2,221

Funds from operations from our North American operations increased by $1 million due mostly to a higher number of home closings in the U.S. and eastern Canada. This was partially offset by slower results in Alberta, as that market continues to be impacted by depressed energy prices. Overall gross margins for land and housing were 22% for the quarter and decreased from 24% in the same quarter last year primarily due to a change in product mix. As at June 30, 2016 we had 27 active land communities and 79 active housing communities, down from 28 and up from 60 in 2015, respectively.

Our Brazilian operations delivered 12 projects during the quarter in comparison to three in the second quarter of 2015. These additional deliveries decreased the FFO loss from $37 million to $22 million, an FFO generated on the delivery of projects did not cover corporate overhead and financing costs. The Brazilian economy remains challenging with low consumer confidence that has impacted the housing sector; however, we recently launched three projects in São Paulo with strong initial sales.

Common Equity by Segment

Segment equity was $2.6 billion at June 30, 2016 (December 31, 2015 – $2.2 billion) and consists largely of residential development inventory. We invested $296 million in our Brazilian operations, using the funds to repay high cost debt, lowering leverage and associated interest expense. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

CORPORATE ACTIVITIES

Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and through directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also hold financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.

Segment equity in our corporate activities was a deficit of $7.3 billion at June 30, 2016 (December 31, 2015 – $6.1 billion) Corporate borrowings are generally issued with fixed interest rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT JUN. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Cash and financial assets, net	$27	$2	$1,070	$1,018

Corporate borrowings	(60)	(55)	(4,469)	(3,936)

Preferred equity[1]	—	—	(3,734)	(3,739)

Corporate costs and taxes/net working capital	(41)	(32)	(188)	606

	$(74)	$(85)	$(7,321)	$(6,051)

1.	FFO excludes preferred share distributions of $34 million (2015 – $34 million)

Our portfolio of cash and financial assets is generally recorded at fair value quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, and are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $1,356 million of cash, securities and other financial assets (December 31, 2015 – $1,298 million), which are partially offset by $286 million (December 31, 2015 – $280 million) of deposits and other liabilities.

Q2 2016 INTERIM REPORT	35

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO in our cash and financial asset portfolio was $27 million, reflecting favourable market performance. FFO on our corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of a corporate debt issuance during the quarter. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and net deferred income tax assets of $655 million (December 31, 2015 – $729 million). Net working capital in the prior year included a $632 million loan receivable from BPY which was repaid during the first quarter of 2016. Corporate costs increased over the prior year due to a higher level of cash taxes paid in the current quarter.

36	BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionately consolidated and consolidated basis:

	Consolidated[1]		Corporate		Proportionate[1]
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015	2016	2015

Corporate borrowings	$4,469	$3,936	$4,469	$3,936	$4,469	$3,936

Non-recourse borrowings

Property-specific mortgages	51,291	46,474	—	—	26,702	26,730

Subsidiary borrowings	10,174	8,303	—	—	6,318	5,303

	65,934	58,713	4,469	3,936	37,489	35,969

Accounts payable and other	12,263	11,433	1,968	1,726	8,903	7,537

Deferred tax liabilities	10,447	8,810	227	155	5,428	4,904

Subsidiary equity obligations	3,360	3,331	—	—	1,828	1,895

Equity

Non-controlling interests	39,172	31,920	—	—	—	—

Preferred equity	3,734	3,739	3,734	3,739	3,734	3,739

Common equity	21,633	21,568	21,633	21,568	21,633	21,568

	64,539	57,277	25,367	25,307	25,367	25,307

Total capitalization	$156,543	$139,514	$32,031	$31,124	$79,015	$75,612

1.	Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $533 million from year end as a result of the issuance of $500 million notes with a coupon of 4.25% and foreign exchange revaluation on Canadian dollar borrowings.

Common and preferred equity totals $25.4 billion (2015 – $25.3 billion) and represents approximately 79% of our corporate capitalization.

Corporate borrowings are further described on page 38.

Proportionate Capitalization

Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Q2 2016 INTERIM REPORT	37

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis:

	Consolidated		Corporate
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Financial assets

Government bonds	$129	$122	$57	$101

Corporate bonds and other	2,231	1,648	185	210

Preferred shares	32	22	16	14

Common equity	3,503	2,985	420	286

Loans receivable/deposits	1,409	1,379	63	150

Total financial assets	7,304	6,156	741	761

Cash and cash equivalents	4,020	2,774	540	537

	$11,324	$8,930	$1,281	$1,298

Consolidated Cash and Financial Assets

Consolidated cash and financial assets include financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds and other include short duration securities for liquidity purposes and longer dated securities that match $90 million of insurance liabilities that are included in net working capital within our corporate segment.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2015 – $800 million) and sold protection for $58 million (2015 – $ 70 million). The carrying value of these derivative instruments reflected in our financial statements at June 30, 2016 was an asset of $2 million (2015 – asset of $3 million).

Corporate Borrowings

Corporate borrowings at June 30, 2016 included term debt of $4.5 billion (December 31, 2015 – $3.8 billion), which increased as a result of a $500 million issuance during the quarter and the impact of foreign exchange on Canadian dollar balances. We had no outstanding commercial paper and bank borrowings at June 30, 2016 (December 31, 2015 – $156 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities of which $1.5 billion have a five-year term, $170 million have a four-year term and the remaining $300 million have a three-year term. As at June 30, 2016, approximately $83 million of the facilities were utilized for letters of credit (December 31, 2015 – $101 million).

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from September 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt has an average term of eight years (December 31, 2015 – eight years). The average interest rate on our corporate borrowings was 4.9% at June 30, 2016 (December 31, 2015 – 5.0%).

38	BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Property	4	4	$31,870	$31,191

Renewable power	8	9	8,527	5,602

Infrastructure	9	9	7,601	6,325

Private equity	3	3	2,283	2,300

Residential development	1	2	606	626

Total	5	5	$50,887	$46,044

Property-specific borrowings increased by $4.8 billion during the first six months of 2016 due to $2.7 billion of borrowings assumed on or issued in conjunction with acquisitions and $2.2 billion of draws on facilities backed by fund commitments which will be repaid by calling capital, with the balance of the change representing debt incurred to fund development projects offset by repayments amounts previously drawn on revolving or term bank facilities. The additional borrowings in our renewable power operations are primarily related to the acquisitions of hydroelectric facilities in Colombia and the U.S. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period increased the carrying value of our non-U.S. dollar borrowings.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015

Subsidiary borrowings

Property	2	1	$3,647	$2,864

Renewable power	4	6	2,113	1,736

Infrastructure	4	4	2,239	1,491

Residential development	6	7	1,603	1,589

Private equity and other	3	3	572	623

Total	4	4	$10,174	$8,303

Subsidiary borrowings generally have no recourse to the Corporation. Subsidiary borrowings increased by $1.9 billion as our subsidiaries utilized their credit facilities to fund investments and growth initiatives.

Subsidiary Equity Obligations

The following table disaggregates subsidiary equity obligations by type:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Subsidiary preferred equity units	$1,565	$1,554

Limited life funds and redeemable fund units	1,378	1,274

Subsidiary preferred shares	417	503

	$3,360	$3,331

Q2 2016 INTERIM REPORT	39

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)		2016	2015	2016	2015

Fixed rate-reset	Perpetual	4.61%	4.63%	$2,501	$2,506

Fixed rate	Perpetual	4.82%	4.82%	753	753

Floating rate	Perpetual	1.99%	1.92%	480	480

Total		4.29%	4.32%	$3,734	$3,739

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2016 was 261 basis points.

During the quarter we repurchased 200,712 of our fixed rate-reset preferred shares with a face value of $5 million.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Brookfield Property Partners L.P.	$18,015	$16,045

Brookfield Renewable Partners L.P.	8,930	5,358

Brookfield Infrastructure Partners L.P.	6,426	5,591

Brookfield Business Partners L.P.	1,855	1,579

Other participating interests	3,946	3,347

	$39,172	$31,920

The increase in non-controlling interests is the result of acquisitions made through private funds in the last six months, in particular the acquisition of a Colombian hydroelectric portfolio through a private fund and with co-investors, which contributed $2.1 billion of the increase in non-controlling in BEP, as well as the acquisition of self-storage operations, and a portfolio of student housing in our opportunistic real estate funds, which are consolidated by BPY.

Class A Shares

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Outstanding at beginning of period	958.6	927.1	961.3	928.2

Issued (repurchased)

Issuances	—	32.9	—	32.9

Repurchases	—	(0.7)	(3.3)	(4.9)

Long-term share ownership plans[1]	0.3	1.0	0.8	4.0

Dividend reinvestment plan and others	0.1	—	0.2	0.1

Outstanding at end of period	959.0	960.3	959.0	960.3

Unexercised options and other share-based plans[2]	45.3	54.8	45.3	54.8

Total diluted shares at end of period	1,004.3	1,015.1	1,004.3	1015.1

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

40	BROOKFIELD ASSET MANAGEMENT

The company holds 27.8 million Class A shares (December 31, 2015 – 26.3 million) purchased by consolidated entities in respect of long-term share ownership programs which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 4.2 million (December 31, 2015 – 3.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2016 and December 31, 2015, resulting in a net reduction of 23.6 million (December 31, 2015 – 22.6 million) diluted shares outstanding.

During the second quarter of 2016, 710,439 options were exercised on a net-settled basis, resulting in the issuance of 191,303 Class A shares and the cancellation of 519,126 vested options.

The cash value of unexercised options is $936 million (December 31, 2015 – $828 million) based on the proceeds that would be received on exercise of the options.

As of August 12, 2016, the Corporation had outstanding 958,908,373 Class A shares and 85,120 Class B shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Net income	$185	$645	$442	$1,374

Preferred share dividends	(34)	(34)	(67)	(68)

Net income available to shareholders	$151	$611	$375	$1,306

Weighted average shares	958.8	952.0	959.0	941.8

Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	18.2	28.2	16.7	29.2

Shares and share equivalents	977.0	980.2	975.7	971.0

1.	Includes management share option plan and escrowed stock plan

LIQUIDITY

Overview

As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We endeavour to structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the Corporation. Our share of capital commitments to private funds are generally funded via our capital in the associated listed partnership, based on investment strategy of each fund. From time to time we will invest additional capital in these listed partnerships through participation in equity issuances or alternatively may sell units on a secondary basis.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at June 30, 2016, core liquidity at the corporate level was $2.9 billion, consisting of $1.1 billion in net cash and financial assets and $1.8 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP, BIP, and BBU, and was $6.1 billion at the end of the period. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they are expected to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Client commitments in our private funds totalled $18.2 billion at June 30, 2016:

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2016	2015	2016	2015	2016	2015
Cash and financial assets, net	$1,070	$1,018	$870	$428	$1,940	$1,446

Undrawn committed credit facilities	1,847	1,673	2,290	2,533	4,137	4,206

	$2,917	$2,691	$3,160	$2,961	$6,077	$5,652

Q2 2016 INTERIM REPORT	41

Corporate level liquidity is readily available for use without any material tax consequences. We expect to fund Corporate transactions and financial commitments with existing cash and financial asset balances and borrowing under corporate credit facilities. We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including those listed in the table below on this page.

Our principal subsidiaries are publicly listed limited partnerships that are able to repatriate cash without the imposition of material tax consequences on the partnerships themselves. As a limited partner, we receive distributions from these subsidiaries, which are not taxable to us. We recognize income taxes based on our share of the partnerships’ taxable income and we record this as part of our tax expense.

The majority of our investments in the assets and businesses across our operations are primarily funded by our principal subsidiaries; the underlying liquidity of these assets or businesses will not to be repatriated directly to the company. Should the company, through its controlling interest, choose to repatriate this cash, the principal subsidiaries would receive their proportionate share of the cash balance. The company, in turn, would receive a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the company.

We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of the company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio:

AS AT JUN. 30, 2016 (MILLIONS, EXCEPT PER UNIT INFORMATION)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	484.9	$1.12	$12,165[3]	$619[3]

Brookfield Renewable Partners	183.4	1.78	5,463	326

Brookfield Infrastructure Partners[4]	102.2	1.57	3,081	160

Brookfield Business Partners	72.9	0.25	1,392	18

Norbord	34.9	0.31	688	11

Acadian Timber Corp.	7.5	0.77	96	6

			$22,885	$1,140

1.	Based on current distribution policies
2.	Quoted value using June 30, 2016 public pricing
3.	Quoted value includes $1,275 million of preferred shares and distributions includes $76 million of preferred distributions
4.	BIP adjusted for 3-for-2 unit split and dividend increase announced on August 3, 2016

42	BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Operating activities	$865	$667	$1,084	$1,116

Financing activities	1,548	16	5,975	1,785

Investing activities	(1,943)	(462)	(5,878)	(3,065)

Change in cash and cash equivalents	$470	$221	$1,181	$(164)

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $865 million in the second quarter of 2016, a $198 million increase from 2015. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an inflow of $57 million in the second quarter of 2016 (2015 –$37 million) and an outlay of $155 million for the first six months (2015 – $57 million). Operating cash flow prior to non-cash working capital and residential inventory was $899 million during the second quarter of 2016, which was $237 million higher than 2015 the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.

Financing Activities

The company generated $1.5 billion of cash flows from financing activities during the three months ended June 30, 2016, as compared to $16 million in 2015. Our subsidiaries issued $5.2 billion (2015 – $4.0 billion) and repaid $4.8 billion (2015 – $4.2 billion) of property-specific and subsidiary borrowings, for a net issuance of $0.4 billion (2015 – $0.2 billion) during the quarter. We raised $4.0 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, including the repayment of $0.8 billion of short-term borrowings backed by private fund commitments. Most of the activity related to the acquisition of our Colombian hydroelectric portfolio and acquisitions within our property and infrastructure funds. The corporation issued $492 million of medium term notes, the proceeds of which were used to repay short-term borrowings. In the prior year, we issued $1.2 billion of Class A common shares.

Investing Activities

During the second quarter of 2016, we invested $5.0 billion and generated proceeds of $3.1 billion from dispositions for net cash deployed in investing activities of $1.9 billion. This compares to net cash investments of $0.5 billion in the second quarter of 2015. We acquired $2.3 billion of consolidated subsidiaries which includes a $0.9 billion portfolio of hydroelectric generation assets in Pennsylvania and $1.1 billion in property operations. Disposition proceeds included over $1.2 billion from the sale of office properties. We continued to acquire financial assets, which represent an outflow of $1.0 billion, relating to investments in debt and equity securities. Investing activities in the prior year included an oil and gas production business in Western Australia, Brazilian renewable power assets and the development of office properties in New York, Toronto and Calgary.

Q2 2016 INTERIM REPORT	43

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies, Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.

For further reference on accounting policies, judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2015 consolidated financial statements.

Adoption of Accounting Standards

The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.

Future Changes in Accounting Standards

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

44	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•	The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•	The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q2 2016 INTERIM REPORT	45

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Jun. 30, 2016	Dec.31, 2015
Assets

Cash and cash equivalents		$4,020	$2,774

Other financial assets	5, 6	7,304	6,156

Accounts receivable and other	6	8,586	7,044

Inventory	6	5,865	5,281

Assets classified as held for sale	7	1,685	1,397

Equity accounted investments		23,680	23,216

Investment properties		49,647	47,164

Property, plant and equipment	8	44,420	37,273

Intangible assets		6,211	5,170

Goodwill		3,594	2,543

Deferred income tax assets		1,531	1,496

Total Assets		$156,543	$139,514

Liabilities and Equity

Accounts payable and other	6	$12,237	$11,366

Liabilities associated with assets classified as held for sale	7	430	522

Corporate borrowings		4,469	3,936

Non-recourse borrowings

Property-specific mortgages	6	50,887	46,044

Subsidiary borrowings	6	10,174	8,303

Deferred income tax liabilities		10,447	8,785

Subsidiary equity obligations		3,360	3,331

Equity

Preferred equity		3,734	3,739

Non-controlling interests		39,172	31,920

Common equity	10	21,633	21,568

Total equity		64,539	57,227

Total Liabilities and Equity		$156,543	$139,514

46	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2016	2015	2016	2015

Revenues		$5,973	$4,923	$11,191	$9,319

Direct costs		(4,330)	(3,595)	(7,978)	(6,601)

Other income and gains		31	12	66	12

Equity accounted income		435	603	587	870

Expenses

Interest		(815)	(725)	(1,582)	(1,426)

Corporate costs		(25)	(29)	(48)	(58)

Fair value changes	11	65	70	417	1,183

Depreciation and amortization		(516)	(428)	(997)	(829)

Income taxes		(234)	368	(436)	167

Net income		$584	$1,199	$1,220	$2,637

Net income attributable to:

Shareholders		$185	$645	$442	$1,374

Non-controlling interests		399	554	778	1,263

		$584	$1,199	$1,220	$2,637

Net income per share:

Diluted	10	$0.15	$0.62	$0.38	$1.35

Basic	10	0.16	0.64	0.39	1.39

Q2 2016 INTERIM REPORT	47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Net income	$584	$1,199	$1,220	$2,637

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	(150)	182	(264)	76

Available-for-sale securities	180	(27)	175	(101)

Equity accounted investments	(24)	84	(60)	89

Foreign currency translation	577	230	1,892	(1,521)

Income taxes	(25)	16	39	(26)

	558	485	1,782	(1,483)

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	21	41	22	51

Revaluation of pension obligations	(11)	3	(21)	4

Equity accounted investments	2	—	17	—

Income taxes	(1)	(1)	6	(4)

	11	43	24	51

Other comprehensive income (loss)	569	528	1,806	(1,432)

Comprehensive income	$1,153	$1,727	$3,026	$1,205

Attributable to:

Shareholders

Net income	$185	$645	$442	$1,374

Other comprehensive income (loss)	211	377	602	(379)

Comprehensive income	$396	$1,022	$1,044	$995

Non-controlling interests

Net income	$399	$554	$778	$1,263

Other comprehensive income (loss)	358	151	1,204	(1,053)

Comprehensive income	$757	$705	$1,982	$210

48	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at March 31, 2016	$4,376	$202	$11,067	$1,393	$6,797	$(1,355)	$(598)	$21,882	$3,739	$35,806	$61,427

Changes in period

Net income	—	—	185	—	—	—	—	185	—	399	584

Other comprehensive income	—	—	—	—	3	169	39	211	—	358	569

Comprehensive income	—	—	185	—	3	169	39	396	—	757	1,153

Shareholder distributions

Common equity	—	—	(622)	—	—	54	2	(566)	—	441	(125)

Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(400)	(400)

Other items

Equity issuances, net of redemptions	8	(3)	(1)	—	—	—	—	4	(5)	2,551	2,550

Share-based compensation	—	13	(19)	—	—	—	—	(6)	—	—	(6)

Ownership changes	—	—	41	40	(161)	42	(5)	(43)	—	17	(26)

Total change in period	8	10	(450)	40	(158)	265	36	(249)	(5)	3,366	3,112

Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at March 31, 2015	$3,071	$189	$10,121	$1,590	$6,140	$(1,169)	$(502)	$19,440	$3,549	$29,360	$52,349

Changes in period

Net income	—	—	645	—	—	—	—	645	—	554	1,199

Other comprehensive income	—	—	—	—	22	234	121	377	—	151	528

Comprehensive income	—	—	645	—	22	234	121	1,022	—	705	1,727

Shareholder distributions

Common equity	—	—	(116)	—	—	—	—	(116)	—	—	(116)

Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(372)	(372)

Other items

Equity issuances, net of redemptions	1,207	(1)	(25)	—	—	—	—	1,181	—	533	1,714

Share-based compensation	—	16	(1)	—	—	—	—	15	—	5	20

Ownership changes	—	—	—	(48)	11	(8)	4	(41)	—	(225)	(266)

Total change in period	1,207	15	469	(48)	33	226	125	2,027	—	646	2,673

Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q2 2016 INTERIM REPORT	49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227

Changes in period

Net income	—	—	442	—	—	—	—	442	—	778	1,220

Other comprehensive income (loss)	—	—	—	—	13	610	(21)	602	—	1,204	1,806

Comprehensive income (loss)	—	—	442	—	13	610	(21)	1,044	—	1,982	3,026

Shareholder distributions

Common equity	—	—	(747)	—	—	54	2	(691)	—	441	(250)

Preferred equity	—	—	(67)	—	—	—	—	(67)	—	—	(67)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(841)	(841)

Other items

Equity issuances, net of redemptions	6	(6)	(81)	—	—	—	—	(81)	(5)	4,149	4,063

Share-based compensation	—	26	(16)	—	—	—	—	10	—	5	15

Ownership changes	—	—	41	(67)	(161)	42	(5)	(150)	—	1,516	1,366

Total change in period	6	20	(428)	(67)	(148)	706	(24)	65	(5)	7,252	7,312

Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

Changes in period

Net income	—	—	1,374	—	—	—	—	1,374	—	1,263	2,637

Other comprehensive income (loss)	—	—	—	—	29	(464)	56	(379)	—	(1,053)	(1,432)

Comprehensive income (loss)	—	—	1,374	—	29	(464)	56	995	—	210	1,205

Shareholder distributions

Common equity	—	—	(221)	—	—	—	—	(221)	—	—	(221)

Preferred equity	—	—	(68)	—	—	—	—	(68)	—	—	(68)

Non-controlling interests	—	—	—	—	—	—	—	—	—	(699)	(699)

Other items

Equity issuances, net of redemptions	1,247	(11)	(194)	—	—	—	—	1,042	—	859	1,901

Share-based compensation	—	30	(3)	—	—	—	—	27	—	30	57

Ownership changes	—	—	—	(437)	11	(38)	3	(461)	—	61	(400)

Total change in period	1,247	19	888	(437)	40	(502)	59	1,314	—	461	1,775

Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

50	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2016	2015	2016	2015
Operating activities
Net income		$584	$1,199	$1,220	$2,637
Share of undistributed equity accounted earnings		(298)	(490)	(359)	(641)
Fair value changes	11	(65)	(70)	(417)	(1,183)
Depreciation and amortization		516	428	997	829
Deferred income taxes		162	(405)	332	(238)
Investments in residential inventory		57	37	(155)	(57)
Net change in non-cash working capital balances		(91)	(32)	(534)	(231)

		865	667	1,084	1,116

Financing activities
Corporate borrowings arranged		492	—	492	496
Commercial paper and bank borrowings, net		(1,140)	(900)	(209)	(515)
Non-recourse borrowings arranged		5,185	3,982	12,112	7,782
Non-recourse borrowings repaid		(4,815)	(4,193)	(9,156)	(6,839)
Subsidiary equity obligations issued		1	3	9	15
Subsidiary equity obligations redeemed		(164)	(56)	(175)	(61)
Capital provided from non-controlling interests		4,014	792	5,850	2,556
Capital repaid to non-controlling interests		(1,463)	(259)	(1,701)	(1,697)
Preferred equity redemption		(5)	—	(5)	—
Common shares issued		2	1,196	10	1,240
Common shares repurchased		—	(27)	(94)	(204)
Distributions to non-controlling interests		(400)	(372)	(841)	(699)
Distributions to shareholders		(159)	(150)	(317)	(289)

		1,548	16	5,975	1,785

Investing activities
Acquisitions
Investment properties		(715)	(667)	(1,127)	(1,470)
Property, plant and equipment		(330)	(266)	(631)	(465)
Equity accounted investments		(692)	(663)	(826)	(3,368)
Financial assets and other		(1,023)	(1,074)	(2,377)	(1,786)
Acquisition of subsidiaries		(2,284)	(385)	(4,888)	(1,635)
Dispositions
Investment properties		1,240	837	1,784	1,387
Property, plant and equipment		7	70	12	87
Equity accounted investments		324	747	497	764
Financial assets and other		933	895	1,658	1,562
Disposition of subsidiaries		127	21	127	81
Restricted cash and deposits		470	23	(107)	1,778

		(1,943)	(462)	(5,878)	(3,065)

Cash and cash equivalents
Change in cash and cash equivalents		470	221	1,181	(164)
Foreign exchange revaluation		(13)	59	65	(73)
Balance, beginning of period		3,563	2,643	2,774	3,160

Balance, end of period		$4,020	$2,923	$4,020	$2,923

Q2 2016 INTERIM REPORT	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these interim financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015, except as noted below in Note 2(b).

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2015 included in that report.

The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The interim financial statements were authorized for issuance by the Board of Directors of the company on August 11, 2016.

b)	Adoption of Accounting Standards

The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis, the adoption did not have a significant impact on the company’s consolidated financial statements.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.

c)	Future Changes in Accounting Standards

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This

52	BROOKFIELD ASSET MANAGEMENT

new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

On June 20, 2016 we formed a listed issuer called Brookfield Business Partners L.P. (“BBU”) by way of a special dividend to shareholders. BBU is the primary vehicle through which we own and operate businesses within our private equity business group. In connection with the formation of BBU, we have realigned the organizational and governance structure of these businesses and changed how the company presents information for financial reporting and management decision making which has resulted in a change in the private equity and service activities segments. Specifically, our private equity reportable segment includes our investments included in BBU, Norbord Inc. and certain other directly held investments. Accordingly, effective the first quarter 2016, we changed our private equity and service activities operating segments into a single operating segment, and a single reportable segment, called Private Equity. The company has retrospectively applied this segment change for all periods presented.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

We use FFO to assess our performance both as an asset manager and an investor and operator of our assets; we use FFO to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the in period impact of contracts that we enter into to generate revenue, including asset management agreements, leases, power sales agreements, take or

Q2 2016 INTERIM REPORT	53

pay contracts, and sales of inventory, and also the impact of changes in leverage or the cost of that leverage as well as other costs incurred to operate our business.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods adjusted to include taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business and the ultimate gain or loss on disposition of an asset is an important indicator of our performance as an allocator of capital. As noted above, unrealized fair value changes are excluded from FFO; however, gains or losses recorded over the life of an asset are included in the determination of realized disposition gains or losses.

We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We also exclude deferred income taxes from FFO. The vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS, and as a result, these unrealized balances are eliminated. Cash taxes are included within FFO.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 24. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

54	BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes

External revenues	$39	$1,695	$617	$554	$2,439	$565	$64	$5,973

Inter-segment revenues	263	2	—	—	93	—	—	358	i

Segmented revenues	302	1,697	617	554	2,532	565	64	6,331

Segmented equity accounted income	—	226	2	161	42	14	(6)	439	ii

Interest expense	—	(421)	(165)	(106)	(38)	(25)	(60)	(815)	iii

Current income taxes	—	(7)	(7)	(8)	(11)	(4)	(35)	(72)	iv

Funds from operations	191	275	37	111	104	(7)	(74)	637	v

Common equity	335	16,204	4,991	2,368	2,508	2,578	(7,351)	21,633

Equity accounted investments	—	16,915	205	5,727	370	409	54	23,680

Additions to non-current assets[1]	—	2,430	946	1,671	162	30	13	5,252

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes

External revenues	$72	$1,340	$443	$537	$2,002	$509	$20	$4,923

Inter-segment revenues	181	—	—	—	98	—	7	286	i

Segmented revenues	253	1,340	443	537	2,100	509	27	5,209

Segmented equity accounted income	—	169	9	154	16	—	(2)	346	ii

Interest expense	—	(382)	(114)	(98)	(41)	(42)	(55)	(732)	iii

Current income taxes	—	(14)	(5)	(7)	(4)	(2)	(5)	(37)	iv

Funds from operations	142	324	66	61	35	(23)	(85)	520	v

Common equity	311	15,864	4,420	2,182	2,288	2,404	(6,002)	21,467

Equity accounted investments	—	14,722	251	4,469	367	317	41	20,167

Additions to non-current assets[1]	—	2,282	316	296	583	15	22	3,514

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes

External revenues	$133	$3,105	$1,271	$1,097	$4,499	$976	$110	$11,191

Inter-segment revenues	465	6	—	—	158	—	6	635	i

Segmented revenues	598	3,111	1,271	1,097	4,657	976	116	11,826

Segmented equity accounted income	—	446	4	303	96	21	(5)	865	ii

Interest expense	—	(848)	(293)	(206)	(76)	(49)	(116)	(1,588)	iii

Current income taxes	—	(10)	(16)	(13)	(15)	(6)	(44)	(104)	iv

Funds from operations	376	648	105	182	180	(22)	(129)	1,340	v

Additions to non-current assets[1]	—	4,432	6,666	2,045	204	63	36	13,446

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

Q2 2016 INTERIM REPORT	55

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes

External revenues	$133	$2,617	$901	$1,074	$3,513	$1,001	$80	$9,319

Inter-segment revenues	330	—	—	—	192	—	13	535	i

Segmented revenues	463	2,617	901	1,074	3,705	1,001	93	9,854

Segmented equity accounted income	—	341	13	256	19	4	(1)	632	ii

Interest expense	—	(767)	(219)	(192)	(66)	(83)	(112)	(1,439)	iii

Current income taxes	—	(23)	(10)	(14)	(3)	(14)	(7)	(71)	iv

Funds from operations	252	607	147	118	95	(21)	(121)	1,077	v

Additions to non-current assets1	—	6,149	1,270	1,531	1,766	31	68	10,815

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

For the three months ended June 30, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $265 million (2015 – $181 million), revenues earned on construction projects between consolidated entities totalling $93 million (2015 – $98 million) and interest income on loans between consolidated entities totalling $nil million (2015 – $7 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

For the six months ended June 30, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $471 million (2015 – $330 million) revenues earned on construction projects between consolidated entities totalling $158 million (2015 – $192 million) and interest income on loans between consolidated entities totalling $6 million (2015 – $13 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Segmented equity accounted income	$439	$346	$865	$632

Fair value changes and other non-FFO items	(4)	257	(278)	238

Equity accounted income	$435	$603	$587	$870

iii.	Interest Expense

For the three months ended June 30, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil million (2015 – $7 million) that is eliminated on consolidation, along with the associated revenue.

For the six months ended June 30, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $6 million (2015 – $13 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Segment current tax expense	$(72)	$(37)	$(104)	$(71)

Deferred income tax	(162)	405	(332)	238

Income tax expense	$(234)	$368	$(436)	$167

56	BROOKFIELD ASSET MANAGEMENT

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2016	2015	2016	2015
Total reportable segment FFO		$637	$520	$1,340	$1,077

Realized disposition gains in fair value changes or prior periods	vi	(123)	(191)	(335)	(353)

Non-controlling interests in FFO		687	566	1,405	1,083

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items		(4)	257	(278)	238

Fair value changes		65	70	417	1,183

Depreciation and amortization		(516)	(428)	(997)	(829)

Deferred income taxes		(162)	405	(332)	238

Net income		$584	$1,199	$1,220	$2,637

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Fair value changes	$(6)	$—	$13	$—

Prior period fair value changes and revaluation surplus	129	191	322	353

Realized disposition gains recorded in fair value changes or prior periods	$123	$191	$335	$353

d)	Geographic Allocation

The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

United States	$2,033	$1,632	$3,670	$3,247

Canada	1,050	975	2,070	1,727

Europe	799	545	1,617	1,065

Australia	1,019	983	1,806	1,724

Brazil	371	302	637	623

Colombia	224	42	467	82

Other	477	444	924	851

	$5,973	$4,923	$11,191	$9,319

Q2 2016 INTERIM REPORT	57

The company’s consolidated assets by location of assets are as follows:

AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015
United States	$74,154	$68,438

Canada	19,355	18,805

Europe	20,285	20,762

Australia	13,637	13,549

Brazil	12,406	9,968

Colombia	7,458	676

Other	9,248	7,316

	$156,543	$139,514

e)	Revenues Allocation

Total external revenues by product or service are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015
Asset management	$39	$72	$133	$133

Property

Core office	549	646	1,084	1,181

Opportunistic and other	1,146	694	2,021	1,436

Renewable power

Hydroelectric	510	326	1,065	679

Wind energy	98	102	196	202

Co-generation and other	9	15	10	20

Infrastructure

Utilities	215	221	417	429

Transport	160	163	319	327

Energy	88	88	181	185

Sustainable resources and other	91	65	180	133

Private equity

Construction services	1,026	805	1,849	1,408

Other business services	482	490	933	760

Energy	63	87	129	176

Other industrial operations	868	620	1,588	1,169

Residential development	565	509	976	1,001

Corporate activities	64	20	110	80

	$5,973	$4,923	$11,191	$9,319

58	BROOKFIELD ASSET MANAGEMENT

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2016. Purchase price allocations for the business combinations completed in the period have been completed on a preliminary basis:

(MILLIONS)	Property	Renewable Power	Infrastructure	Total

Cash and cash equivalents	$55	$117	$122	$294

Accounts receivable and other	50	177	330	557

Inventory	1	34	—	35

Investment properties	2,627	—	—	2,627

Property, plant and equipment	198	5,712	12	5,922

Intangible assets	1	—	1,093	1,094

Goodwill	—	808	144	952

Deferred income tax assets	—	—	14	14

Total assets	2,932	6,848	1,715	11,495

Less:

Accounts payable and other	(67)	(386)	(57)	(510)

Non-recourse borrowings	(925)	(1,142)	(646)	(2,713)

Deferred income tax liabilities	—	(1,015)	(153)	(1,168)

Non-controlling interests[1]	(18)	(1,417)	(677)	(2,112)

	(1,010)	(3,960)	(1,533)	(6,503)

Net assets acquired	$1,922	$2,888	$182	$4,992

Consideration[2]	$1,899	$2,888	$182	$4,969

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

Significant acquisitions completed in the first half of 2016 are as follows:

In January 2016, a subsidiary of the company acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for total consideration of $1.9 billion. Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.

Following the acquisition, the subsidiary of the company is required to conduct two mandatory tender offers (the “MTOs”) for the remaining publicly held shares at the same price per share paid for the 57.6% controlling interest. The first MTO closed in May 2016, in which the subsidiary acquired an additional 26% of economic interest for $929 million. The second MTO is expected to commence in July 2016. The company is accounting for the initial acquisition of the 57.6% controlling interest and MTOs as separate transactions. The subsidiary owns 83.6% of Isagen as of June 30, 2016. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $476 million and $10 million, respectively.

In March 2016, a subsidiary of the company completed the acquisition of a self-storage operation for total consideration of $471 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $51 million and $9 million, respectively.

In April 2016, a subsidiary of the company completed the acquisition of a portfolio of student housing assets for total consideration of $401 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $21 million and $11 million, respectively.

In April 2016, a subsidiary of the company completed the acquisition of hydroelectric facilities in Pennsylvania for total consideration of $859 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $29 million and $2 million, respectively.

In June 2016, a subsidiary of the company completed the acquisition of a portfolio of toll roads in Peru for total consideration of $140 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $82 million and $15 million, respectively.

Q2 2016 INTERIM REPORT	59

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at June 30, 2016 and December 31, 2015:

	Jun. 30, 2016		Dec. 31, 2015
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash and cash equivalents	$4,020	$4,020	$2,774	$2,774

Other financial assets

Government bonds	129	129	122	122

Corporate bonds	1,903	1,903	1,274	1,274

Fixed income securities and other	360	360	396	396

Common shares and warrants	3,503	3,503	2,985	2,985

Loans and notes receivable	1,409	1,409	1,379	1,379

	7,304	7,304	6,156	6,156

Accounts receivable and other	6,522	6,522	5,568	5,568

	$17,846	$17,846	$14,498	$14,498

Financial liabilities

Corporate borrowings	$4,469	$4,884	$3,936	$4,229

Property-specific mortgages	50,887	51,962	46,044	47,081

Subsidiary borrowings	10,174	10,333	8,303	8,376

Accounts payable and other	12,237	12,237	11,366	11,366

Subsidiary equity obligations	3,360	3,364	3,331	3,331

	$81,127	$82,780	$72,980	$74,383

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $1.9 billion (2015 – $1.7 billion) of financial assets and $1.4 billion (2015 – $1.3 billion) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Jun. 30, 2016			Dec. 31, 2015
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets

Other financial assets

Government bonds	$79	$50	$—	$74	$48	$—

Corporate bonds and debt instruments	315	1,584	4	9	1,263	2

Fixed income securities	38	154	168	67	152	177

Common shares and warrants	1,936	—	1,567	1,613	—	1,372

Loans and notes receivables	—	53	13	—	70	12

Accounts receivable and other	—	1,474	103	4	1,109	128

	$2,368	$3,315	$1,855	$1,767	$2,642	$1,691

Financial liabilities

Accounts payable and other	$174	$2,479	$79	$103	$2,138	$38

Subsidiary equity obligations	—	52	1,326	—	51	1,223

	$174	$2,531	$1,405	$103	$2,189	$1,261

60	BROOKFIELD ASSET MANAGEMENT

During the three months and six months ended June 30, 2016, there were no transfers between level 1, 2 or 3. During the three months and six months ended June 30, 2015, $769 million of financial assets were transferred from level 1 to level 2 due to the elimination of an active market for those financial assets.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2016	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,474/(2,479)

Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	52	Aggregated market prices of underlying investments

Other financial assets	1,841	Valuation models based on observable market data

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value

Fixed income securities	$168	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants (common shares and warrants)	1,567	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	1,326	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

			• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Q2 2016 INTERIM REPORT	61

(MILLIONS) Type of asset/liability	Carrying value Jun. 30, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	103/(79)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at June 30, 2016:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUNE. 30, 2016 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Balance at beginning of period	$1,877	$1,371	$1,691	$1,261

Fair value changes in net income	(38)	18	159	43

Fair value changes in other comprehensive income[1]	10	24	(1)	52

Additions, net of disposals	6	(8)	6	49

Balance at end of period	$1,855	$1,405	$1,855	$1,405

1.	Includes foreign currency translation

6. CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a) Other Financial Assets
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$3,735	$1,194

Non-current portion	3,569	4,962

	$7,304	$6,156

b) Accounts Receivable and Other
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$6,091	$4,746

Non-current portion	2,495	2,298

	$8,586	$7,044

c) Inventory
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$3,299	$3,198

Non-current portion	2,566	2,083

	$5,865	$5,281

d) Accounts Payable and Other
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$7,955	$7,560

Non-current portion	4,282	3,806

	$12,237	$11,366

62	BROOKFIELD ASSET MANAGEMENT

e) Property-Specific Mortgages
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$7,654	$9,426

Non-current portion	43,233	36,618

	$50,887	$46,044

f) Subsidiary Borrowings
AS AT JUN. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015

Current portion	$627	$1,839

Non-current portion	9,547	6,464

	$10,174	$8,303

7.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at June 30, 2016:

AS AT JUN. 30, 2016 (MILLIONS)	Property	Other	Total

Assets

Cash and cash equivalents	$—	$3	$3

Accounts receivables and other	1	102	103

Investment properties	910	20	930

Property, plant and equipment	—	306	306

Equity accounted investments	343	—	343

Assets classified as held for sale	$1,254	$431	$1,685

Liabilities

Accounts payable and other	$—	$26	$26

Property-specific mortgages	289	115	404

Liabilities associated with assets classified as held for sale	$289	$141	$430

As at June 30, 2016 the company classified the following significant separate asset groups or investments as held for sale:

i.	Property

As at June 30, 2016, a subsidiary of the company has agreed to sell 49 industrial assets and 8 multifamily assets in the U.S., and has therefore classified these assets as held for sale. The industrial and multifamily assets to be disposed of represent total assets and liabilities of $618 million and $230 million, respectively. The subsidiary also agreed to sell a portfolio of hotels in Germany with total assets of $187 million. In addition, the office properties classified to held for sale represent assets of $388 million.

8.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Jun. 30, 2016	Dec. 31, 2015

Renewable power	$26,934	$19,738

Infrastructure

Utilities	3,528	3,600

Transport and energy	4,055	4,032

Sustainable resources	849	706

Property	5,265	5,316

Private equity and other	3,789	3,881

	$44,420	$37,273

Q2 2016 INTERIM REPORT	63

9.	SUBSIDIARY PUBLIC ISSUERS

Brookfield Finance Inc. (“BFI”) may offer and sell debt securities in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. On May 25, 2016, BFI has issued a $500 million 4.25% note due in 2026.

The company provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at June 30, 2016, C$42 million of these senior preferred shares, which are retractable at the option of the holder, were held by third-party shareholders.

The following tables contain summarized financial information of the Corporation, BFI, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated

Revenues	$45	$2	$1	$5,967	$(42)	$5,973

Net income attributable to shareholders	186	—	9	246	(256)	185

Total assets	33,671	507	2,621	154,397	(34,653)	156,543

Total liabilities	8,019	(498)	1,123	88,963	(5,603)	92,004

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED JUN. 30, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated

Revenues	$80	$—	$167	$4,756	$(80)	$4,923

Net income attributable to shareholders	644	—	181	669	(849)	645

Total assets	33,325	—	2,625	143,552	(39,988)	139,514

Total liabilities	8,017	—	1,095	80,236	(7,061)	82,287

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated

Revenues	$173	$2	$2	$11,141	$(127)	$11,191

Net income attributable to shareholders	443	—	3	483	(487)	442

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated

Revenues	$183	$—	$191	$9,098	$(153)	$9,319

Net income attributable to shareholders	1,373	—	183	1,404	(1,586)	1,374

1.	This column accounts for investments in all subsidiaries of the corporation under the equity method
2.	This column accounts for investments in all subsidiaries of the corporation other than BFI and BIC on a combined basis
3.	This column includes the necessary amounts to present the company on a consolidated basis

64	BROOKFIELD ASSET MANAGEMENT

10.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Jun. 30, 2016	Dec. 31, 2015
Common shares	$4,384	$4,378

Contributed surplus	212	192

Retained earnings	10,617	11,045

Ownership changes	1,433	1,500

Accumulated other comprehensive income	4,987	4,453

Common equity	$21,633	$21,568

The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the second quarter of 2016 of $0.13 per share (2015 – $0.12 per share).

On June 20, 2016, the company paid a special dividend of approximately 19 million limited partnership units of a newly created subsidiary, Brookfield Business Partners L.P. (“BBU”), to the holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares. This was a common control transaction and as such the special dividend of $441 million reflected in equity was based on the IFRS carrying value of the 21% interest in BBU distributed to shareholders on June 20, 2016.

The number of issued and outstanding common shares and unexercised options at June 30, 2016 and December 31, 2015 are as follows:

	Jun. 30, 2016	Dec. 31, 2015

Class A shares1	958,908,373	961,205,719

Class B shares	85,120	85,120

Shares outstanding[1]	958,993,493	961,290,839

Unexercised options and other share-based plans[2]	45,324,589	41,978,628

Total diluted shares	1,004,318,082	1,003,269,467

1.	Net of 27,846,452 (2015 – 26,260,617) Class A shares held by the company in respect of long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2016	2015[1]	2016	2015[1]

Outstanding at beginning of period[2]	958,640,916	927,108,268	961,290,839	928,227,520

Issued (repurchased)

Issuances	—	32,901,133	—	32,901,133

Repurchases	4,767	(770,818)	(3,263,959)	(4,958,914)

Long-term share ownership plans[3]	275,818	1,032,957	817,926	4,043,125

Dividend reinvestment plan and others	71,992	63,508	148,687	122,184

Outstanding at end of period[2]	958,993,493	960,335,048	958,993,493	960,335,048

1.	Adjusted to reflect three-for-two stock split on May 12, 2015
2.	Net of 27,846,452 (2015 – 20,951,793) Class A shares held by the company in respect of long-term compensation agreements
3.	Includes management share option plan and restricted stock plan

Q2 2016 INTERIM REPORT	65

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Net income attributable to shareholders	$185	$645	$442	$1,374

Preferred share dividends	(34)	(34)	(67)	(68)

Net income available to shareholders	$151	$611	$375	$1,306

Weighted average – common shares	958.8	952.0	959.0	941.8

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	18.2	28.2	16.7	29.2

Common shares and common share equivalents	977.0	980.2	975.7	971.0

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the six months ended June 30, 2016, the company granted 4.4 million stock options at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the six months ended June 30, 2016, the company granted 3.25 million escrowed shares at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.

11.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2016	2015	2016	2015

Investment property	$312	$483	$491	$1,111

General Growth Properties warrants	15	(249)	184	(151)

Redeemable fund units	(19)	9	(45)	13

Transaction related gains	—	(38)	—	232

Investment in Canary Wharf	—	—	—	150

Unrealized derivative mark-to-market	(71)	(19)	(31)	(20)

Impairments and other	(172)	(116)	(182)	(152)

	$65	$70	$417	$1,183

66	BROOKFIELD ASSET MANAGEMENT

    SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

enquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

enquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2015 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.

Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

  Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18, 24, 25, 26, 28
30, 32, 34, 36, 37, 38, 40, 42 and 44	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.    All dividend payments are subject to declaration by the Board of Directors

2.    If the last day is not a business day, the Record Date will be the previous business day

3.    If the Payment Date is not a business day, the payment will be made on the next business day

Q2 2016 INTERIM REPORT	67

BROOKFIELD ASSET MANAGEMENT INC.

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA

CORPORATE OFFICES

New York – United States	Toronto – Canada	London – United Kingdom	Sydney – Australia	Rio de Janeiro – Brazil
Brookfield Place	Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Level 22, 135 King Street	Av Abelardo Bueno, 600
250 Vesey Street, 15th Floor	Bay Wellington Tower	London EC2M 3XD	Sydney, NSW 2001	Bl.2, 2º andar – Barra da Tijuca
New York, New York	181 Bay Street, Box 762	United Kingdom	T 61 2 9322.2000	CEP 22775-040, Rio de Janeiro – RJ
10281-1023	Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	F 61 2 9322.2001	T 55 (21) 3725.7800
T 212.417.7000	T 416.363.9491	F 44 (0) 20.7659.3501		F 55 (21) 3527.7799
F 212.417.7196	F 416.365.9642

REGIONAL OFFICES

Bogota – Colombia	Hong Kong – China	Madrid – Spain	São Paulo – Brazil	Tokyo – Japan
Calgary – Canada	Houston – United States	Mexico City – Mexico	Seoul – South Korea	Vancouver – Canada
Chicago – United States	Lima – Peru	Mumbai – India	Shanghai – China
Dubai – UAE	Los Angeles – United States	New Delhi – India	Singapore City – Singapore